Gables Residential 2001 Annual Report


Do we
alike?

Business Description

GABLES RESIDENTIAL is a fully integrated real estate company engaged in the multifamily apartment community management, development, construction, acquisition and disposition businesses. Gables owns upscale class AA/A apartment home communities in resilient, high job growth markets, primarily Atlanta, South Florida, Houston, Austin, Dallas and Washington, D.C. Organized as a Real Estate Investment Trust (REIT), Gables has been a public company since 1994, but its experience dates back to 1982 as a private entity. Gables has one of the newest property portfolios in the industry, averaging ten years, and enjoys some of the highest rental rates in its markets. Gables' research-driven investment strategy, vertical integration, high-quality assets and skilled staff have combined to contribute continued operating profitability for 20 years and through multiple real estate cycles. As of December 31, 2001, Gables managed 156 communities with 44,453 apartment homes and owned 95 communities with 26,860 apartment homes, including 12 communities with 2,953 apartment homes under development or in lease-up. Gables' stock is traded on the New York Stock Exchange under the symbol "GBP," and its Web address is www.gables.com.

Financial Highlights

Years Ended December 31	2001	2000	1999	1998	1997
Property Data[a]:					
Average monthly revenue per apartment home	**$ 880**	$830	$810	$780	$755
Average physical occupancy	**94.6%**	95.3%	94.3%	94.1%	94.6%
Gross operating margin	**66.9%**	67.2%	66.3%	66.3%	65.7%
Per Share Data:					
Total revenue[b]	**$8.09**	$7.95	$7.49	$7.17	$6.11
Gain on sale of real estate assets[b]	**1.23**	0.97	0.27	–	0.23
Net income[b]	**2.29**	2.43	1.64	1.16	1.50
FFO[b],[c]	**2.79**	2.98	2.76	2.48	2.38
Dividends	**2.34**	2.20	2.08	2.02	1.98

(a) See the selected financial and operating information on page 22 for further detail.

(b) Items are presented on a diluted per share basis. See the selected financial and operating information on page 22 for further detail.

(c) Gables considers funds from operations (FFO) an appropriate measure of performance of an equity REIT. FFO is presented in accordance with standards established by the National Association of Real Estate Investment Trusts (NAREIT). FFO is defined as net income in accordance with generally accepted accounting principles (GAAP), excluding extraordinary items as defined under GAAP and gains or losses from sales of depreciable operating property, plus certain non-cash items, primarily real estate depreciation, and after adjustments for unconsolidated partnerships and joint ventures. For a more thorough discussion of FFO and its inherent limitations as an alternative to cash flows as a measure of liquidity, refer to Management's Discussion and Analysis.

Contents

This Annual Report contains "forward-looking statements" within the meaning of the federal securities laws. See the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this report for matters to be considered in this regard.

Front Cover: *Gables State Thomas Townhomes, Dallas, Texas*
Back Cover: *Gables Wellington, Palm Beach County, Florida*

Do you **think** both supply *and* demand matter?

Do you **think** asset *quality* influences the cost of capital?

Do you **think** risk-adjusted *total return* is the true performance metric?

Left to right: Michael M. Hefley, *Senior Vice President and Chief Operating Officer*; Chris D. Wheeler, *Chairman and Chief Executive Officer*; Marvin R. Banks, Jr., *Senior Vice President and Chief Financial Officer;* and Dawn H. Severt, *Vice President and Chief Accounting Officer*



To Our Shareowners: Once again, I am pleased to report that our total return for the year materially outperformed the major indices. Gables shareowners were rewarded with a 14.4% return on their investment, substantially outperforming the S&P 500 and NASDAQ indices, which declined 13% and 21%, respectively.

An even better measure of our performance, because it relates directly to our peer group, to our corporate strategy and to management's compensation, is the NAREIT multifamily sector index. Gables beat the NAREIT index this year by 570 basis points. With 100% of long-term compensation for Gables management tied directly to the Company's performance relative to this index, I can assure you that our shareowners were not the only ones who were happy with this result.

We manage Gables for total return.

The research-driven strategy that the Company embarked on three years ago is paying off. By focusing on markets with complementary economic drivers, resilient


9896

Gables Palma Vista, Boca Raton, Florida
2001 Winner
NAHB Pillars of the Industry Awards

Our market strategy is research-driven.

economies and above-average long-term growth characteristics, Gables is assembling a portfolio of assets specifically designed to outperform in good times and in bad. We have been relentless in the pursuit of this ideal portfolio mix. At times it has been challenging to address the skepticism expressed by the herd, which heretofore has only felt short-term trends and supply constraints are important when making real estate investment decisions.



Chris D. Wheeler
Chairman and Chief Executive Officer

Producing Superior Returns in a Volatile Market

What a change 18 months can make. Recent reports of 20%-30% rent decreases in a number of previously hot markets have really underscored the wisdom of a strategy focusing on both sides of the supply/demand equation. During my 20-year real estate career, none of the markets Gables operates in has ever seen 20%-30% apartment rent deterioration over a 12-month period.

It is interesting to observe that those who so single-mindedly subscribed to the supply-constrained investment model now define these markets as "demand challenged" and search for signs of economic resilience. The fact is that volatility does matter in the real estate business. Gables' relative total return performance suggests that the investment community is taking note of this and benefiting from our long-held investment strategies.

Executing Our Strategic Plan

During 2001 we entered the Washington, D.C. apartment market. Our research identified this market as one that would complement economic growth dynamics in other Gables markets, while reducing portfolio volatility. Our entry included the hiring of a local investment vice president and the purchase of a management company. These moves gave us immediate market knowledge and the critical mass of apartment homes so important for operating efficiencies. Our first acquisition in The District, Gables Dupont Circle, has performed better than forecast. We expect to grow our presence in Washington, D.C. selectively and carefully.

Dividends Per Share



$2.34
$2.20
$2.08
$2.02
$1.98
97 98 99 00 01

Dividends to shareowners increased to an all-time high of $2.34 per share.

Gables Dupont Circle, Washington, D.C.



Anticipating a Softening Economy

Gables Residential was early in addressing the realities of a weakening national economy. A time of potentially protracted economic uncertainty is no time to stress the balance sheet with the pursuit of late-cycle development projects or speculative acquisition opportunities. In the first quarter of 2001, sensing a cooling in the economy, we substantially scaled back our investment appetite. While a conservative investment stance can adversely affect short-term earnings, I remain convinced that our conservatism will be rewarded with better opportunities as the economy recovers.

We maintain a conservative credit profile.

Driving Value through Premium Asset Sales

We remain steadfast in our belief that real estate is a net asset value (NAV) business, and by focusing on NAV growth we can maximize shareowner returns. We have been able to drive NAV growth in 2001 primarily by taking advantage of a very favorable disposition environment. The public markets are not alone in recognizing the defensive nature of apartment investments in uncertain times. Interest in high-quality investment-grade apartment communities by pension funds and private real estate investors, coupled with low interest rates, has resulted in exceptional pricing for a number of our recent dispositions.

Over the past three years we have sold over $350 million of real estate at a blended sales cap rate in the high seven's. This is truly extraordinary pricing and is reflective of the high-quality nature of Gables' apartment portfolio. To the extent cap rates remain low and the sellers market continues in 2002, we will continue to sell selected assets. It is not often that one is able to cull a portfolio of non-strategic assets while at the same time growing shareowner value so effectively. We intend to take advantage of this environment for as long as it exists.

Total Return – 2001



8.7%
12.8%
14.4%
NAREIT Apt. Index
Morgan Stanley REIT Index
Gables

Our total return outperformed both the NAREIT Apartment Index and the Morgan Stanley REIT Index, a performance measure of the entire public REIT industry.

Improving Property Management through Technology

During 2001, we completed the rollout of our new Web-based property management system, eGables. Instead of struggling to internally design software and write code for a property management system, Gables outsourced the development and as such is well ahead of the pack. We are presently the only public apartment management company with a fully implemented Web-based real-time property management tool. The eGables system provides accurate and immediate property and portfolio level information whenever and wherever needed. Coupled with our proprietary forecasting tool Proact, eGables allows us to make decisions far better at the property level and anticipate, rather than react to, local market conditions.

Our mission is "Taking Care of the Way People Live®."

Growing Demand through Favorable Demographic Trends

With our investment in new systems reducing their paperwork and reporting, on-site property managers will be able to devote more time to resident service. Going forward, this increased level of customer service and personalized attention will result in reduced resident turnover and improved property-level performance.



Gables Bluffstone, Austin, Texas

The right people are our most valuable asset.

The outlook for Gables has never been better. The early stages of the Echo generation are upon us. This generation is as significant a demographic segment as their Baby Boomer parents. With Echo Boomers renting apartments during their early career years, we will see a surge in demand over the next decade. This generation is highly mobile and will locate where jobs are created. By focusing on well located, quality real estate in high job growth markets, Gables is perfectly positioned to take advantage of this demographic trend.

Appreciating the Accomplishments of the Gables Team

It's difficult for me to express how proud I am of all our Gables associates for the progress we have made over the past couple of years. Since embarking on our new strategic direction almost three years ago, we have reshaped the Company and the investment portfolio. We are a research-driven and technologically savvy organization. We anticipate rather than react to changes in the markets in which we operate. Customer service and associate satisfaction are not just clichés thrown around by senior management, but principles by which we define our daily actions and decisions. The pursuit of extraordinary shareowner total return is not just a byline on a road-show slide, but the metric by which we determine management compensation. It is truly a privilege to be associated with the outstanding group of men and women who make up the Gables Residential organization.



Chris D. Wheeler
Chairman and Chief Executive Officer

March 20, 2002

CONVENTIONAL THINKING

An analysis of supply will reveal the stability of a market. If supply is tight, then it must be a stable market.

Do you think both supply *and* demand matter?

THINKING

Supply and demand...and resiliency are equally important in deciding whether or not to invest in a market. Evaluating supply is certainly valid, but too often this over-simplification forms the basis for making a real estate investment decision. The growth dynamics that drive demand in a given market – job growth and demographics – must be understood first. Only then can the supply part of the equation be tackled. After all, supply is related to demand.

A commentary by Michael M. Hefley

Senior Vice President and Chief Operating Officer



Top Ten Job Growth Markets 2001-2011

Market	Percent	Rank
Phoenix-Mesa, AZ	3.34	1
Atlanta, GA	2.40	2
Riverside-San Bernadino, CA	2.40	3
Houston, TX	2.22	4
Washington, DC	2.10	5
Dallas, TX	2.07	6
South Florida	2.00	7
Denver, CO	1.99	8
San Diego, CA	1.72	9
Tampa-St. Petersburg, FL	1.70	10

☐ *Current Gables Markets* ☐ *Future Gables Markets*

Source: economy.com

Job growth is the primary driver of housing demand. Gables' research-driven strategy has identified the leading job growth markets and, more importantly, which of these markets provide economic diversification. Understanding the economic drivers of each market and how those economies correlate leads to the optimum portfolio allocation. This allows us to achieve our objective of producing total returns that outperform the sector.

Demand Drivers and Resiliency

Since we are long-term owners of real estate and because all markets cycle sooner or later, it is inevitable that our investments will have to perform through a downturn. Demand pulls markets out of downturns. Lower demand means a slower recovery. As a result, understanding the resiliency of a market – or the rate at which a market can recover from an economic downturn – is critical in order to minimize risk and enhance our investment returns. Gables operates in markets that have proven drivers of demand.

In order for us to achieve our investment objective of producing total returns that beat the sector average, we must be in markets that lead the nation in job growth. No other single factor influences housing demand as much as job growth. That's why we start every market analysis with a forecast of regional economic trends. High job growth not only assures housing demand, but it also influences market resiliency.

The issue of resiliency brings up another often-overlooked factor to consider in market analysis, the efficiency of the entitlement



Supply and Demand Relationship
LENGTHY ENTITLEMENT PROCESS
DEMAND
UNITS
SUPPLY
TIME

Supply is related to demand, but the two are rarely in equilibrium. The length of time when supply and demand are out of balance can have a substantial impact on volatility. Many cities have a very lengthy and inefficient entitlement process that can last for several years. This time constraint is not related to the fundamentals and creates an out-of-phase shift in supply and demand that is unnatural. This substantially increases volatility in rental rate pricing and asset values. Volatility translates into risk.



Supply and Demand Relationship
SHORT ENTITLEMENT PROCESS
DEMAND
UNITS
SUPPLY
TIME

Markets with a more efficient entitlement process allow supply and demand fundamentals to be more closely aligned. The out-of-phase shifts in these markets are significantly shorter in duration and have less volatility. As a result, there is less risk to underlying values and cash flow. Risk-adjusted returns are what we think about.

process and the length of time between initial feasibility studies and actually renting apartments. Some markets have an extremely inefficient entitlement process, such as those in the Northeast, where the lead-time to develop an asset can be three to five years depending upon local regulatory timelines.

During this time, supply and demand dynamics can shift and significantly change the risk profile of the investment. By the time a development is completed, demand identified during the feasibility study may have begun to dissipate or worse yet, disappear, leading to oversupply and pricing volatility.

The Right Market Mix

For all of these reasons, Gables' market research points to Atlanta, Houston, Dallas, Austin, South Florida, Washington, D.C. and San Diego as the best locations to concentrate its holdings. This market mix is important. Each market will inevitably have some swings in its supply/demand ratio. If all these swings occur in tandem, it creates volatility rather than reducing it. As a result, we strategically select markets that are complementary to one another. In order to achieve true economic diversification and to reduce risk, we must understand how the economic drivers in Atlanta counter-balance those in Houston, how South Florida's economy complements Austin's economy and what impact D.C.'s economy has on our total portfolio.

While the dynamics of market demand are essential to our investment decision-making, we also study broad, macroeconomic demand drivers, such as demographics. And it is in this area that we have ahead of us one of the most compelling demographic trends in a generation.

New Leaders:
A Boom in Demand

In the coming years, the Echo Boomers – currently the teenage children of the nation's approximately 80 million Baby Boomers – will enter the housing market. This generation is huge – by some estimates even larger than the Baby Boom. In the first five years after leaving school (high school and/or college), essentially all Echo Boomers will be renting apartments – many for up to ten years. A more mobile generation than their parents, these Echoers will likely move to areas where job creation is the greatest, the same areas where Gables is building a formidable presence.

Supply Protection

Of course, these dramatic increases in future demand are no secret to Gables. Supply will increase as well. Hence, it is essential that we have a finely tuned sub-market strategy that encompasses supply protection. Gables invests in infill locations, which we define as the highest valued areas of town – neighborhoods that have the most expensive single-family home prices on a per-square-foot-basis, good school systems, convenient office commutes and the best shopping and entertainment. These are the most desirable areas to live, and people pay a premium to reside in them. They also are areas where land available for development is in short supply, creating a natural barrier to entry. As a result, Gables is positioned to generate premium earnings growth and asset appreciation.

We do think supply *and* demand matter. That's why we begin by understanding growth and demand dynamics. Then, in order to reduce volatility, we select markets that are complementary. Finally, we ensure supply protection by carefully choosing infill sub-market locations. The order of the analyses and the results lead to superior returns.

The Echo Boom Effect: Persons Aged 18-30, 2001-2011

(IN THOUSANDS)



58,000
56,000
54,000
52,000
50,000
48,000
01 02 03 04 05 06 07 08 09 10 11

Echo Boomers are currently the teenage children of the Baby Boomers. As they finish school and enter the job market over the next decade, their substantial numbers are expected to create a huge demand pool of apartment renters. Generally affluent and mobile, Echo Boomers are prime candidates to become Gables residents.

Source: U.S. Census Bureau

CONVENTIONAL THINKING

Cost of capital is a function of earnings multiples. The company with the highest multiple has the cheapest cost of capital.

Do you think asset quality influences the cost of capital?

THINKING

The primary mode of raising capital is recycling assets, so the quality of those assets counts. The lower the sale cap rate, the lower the cost of capital.

A commentary by Marvin R. Banks, Jr.

Senior Vice President and Chief Financial Officer





Operating Community Dispositions
($ IN MILLIONS)
IRR 17.9%
IRR 11.9%
$165
$145
$125
$105
$85
00
01
Total Invested Capital
Total Sale Price

The relative liquidity of assets in the real estate industry, and especially in the apartment sector, provides additional flexibility when raising capital compared to most other industries. We capitalize on this advantage by recycling assets to capture value. Our unleveraged internal rates of return (IRR) are significantly in excess of our 10% weighted average cost of capital. The result is true economic value creation for shareowners.

Asset Quality and Capital Costs

Conventional thinking works when companies raise capital by issuing public equity. In the formative years of our industry, most of us did so. There was a recovery underway in the economy and large institutional owners of real estate were selling assets, frequently at discounted prices. REITs were financing these purchases by issuing new shares. Today and for the foreseeable future, there is a different set of dynamics. REITs raise capital today by recycling existing capital – selling assets to obtain capital and re-investing it in new assets with better value potential.

So in this scenario what effect does the earnings multiple have on the cost of this capital?
None. The more accurate measure of capital cost is the yield of the income stream that is associated with the asset that is sold. For instance, in order to raise $30 million we may have to sell $2.5 million of net operating income (NOI) or a yield of 8.3 percent. That yield becomes, in effect, the cost of capital for the $30 million raised. In contrast, another owner with lower quality assets may have to sell a $3.0 million income stream in order to raise $30 million, creating a 10 percent cost of capital. Under this scenario, Gables clearly has a cost of capital advantage due to the high quality nature of our portfolio. We have to sell less income to raise the same amount of capital.

So selling at the lowest yields creates the most value?
It's not that simple. Yields vary from market to market based on return expectations. Markets with more growth potential tend to trade at lower initial yields. As with growth stocks, investors are betting on



Gables West Park Village, Tampa, Florida



Gables CityPlace, Dallas, Texas

greater appreciation in order to achieve their return targets. And similar to growth stocks, investment returns in these types of markets carry more risk.

If an asset is sold for a low yield it may appear to be a transaction that created value. But if the yield between the time of initial investment and the time of divestiture did not change, there was no value created. And value creation is what drives true economic return on capital. That's why we measure Return on Invested Capital (ROIC) and unleveraged Internal Rates of Return (IRR) against our weighted average cost of capital. These performance metrics tell us if we are truly creating value, which ultimately translates into total return for our shareowners.



Gables Mizner on the Green, Boca Raton, Florida



Selling assets is the equity piece of the capital equation. The cost of debt, or the interest rate charged by lenders, also must be considered. Among investment-grade companies, those with less debt usually have higher ratings. A higher rating translates into a lower interest rate or cost.

Is there a hidden cost in this equation?
Yes, a capital structure with less debt will have a higher equity component. And equity is always a more expensive form of capital. It is imperative that the interest cost savings associated with higher ratings be weighed against the cost of carrying more equity. That is why we focus on the weighted average cost of capital, which captures all of the capital components and their costs.

So does the quality of an asset directly influence cost of capital?
Absolutely. The AA/A properties in which Gables specializes tend to have among the highest values in the industry based on the quality of their cash flow. Quality cash flow is determined primarily by two factors. The first is location. By any measure – rents, growth rates, capital appreciation – infill locations carry a premium because of the relative scarcity of supply. And because these locations are the most desirable places to live, demand is high. More than two-thirds of Gables communities fall into this category today. Our goal is to have 85% of our portfolio in infill locations by the end of 2003.

The second factor that influences cash flow is quality construction. Generally, premium properties are built with higher-grade construction materials. Residents expect them. But even more importantly from a financial-management perspective, assets with higher-grade construction require less maintenance and capital investment over time. As a result, the income stream and its yield are better. Buyers who purchase Gables' assets understand these dynamics and are willing to pay a premium price, which provides us with a lower cost of capital.

We strongly believe that the attributes of our portfolio are completely integrated with our capital structure and our investment strategy. The quality of assets directly influences the cost of capital. And for the foreseeable future, Gables believes quality has the advantage.

CONVENTIONAL THINKING

More earnings growth equates to higher returns, so growth rates are a good performance metric.

Do you think total return is the true performance metric for investors?

[illegible] THINKING

Total return on a risk-adjusted basis is the ultimate measure of performance for share-owners. Growth is extremely important but is only part of the total return equation for REITs. Our industry derives a significant portion of its total return potential from cash dividends. As a result, income and risk-adjusted growth must be accounted for in any calculation of return.

A commentary by Chris D. Wheeler

Chairman and Chief Executive Officer





The Baby Boom Effect:
Persons Aged 55 and Over, 2001-2011
(IN THOUSANDS)
80,000
75,000
70,000
65,000
60,000
55,000
01 02 03 04 05 06 07 08 09 10 11
Source: U.S. Census Bureau.

Over the next decade, Baby Boomers will begin to cross the 55-year-old threshold and enter retirement years. Their investment goals will evolve from growth to income and stability. As an investment vehicle, REITs will be a prime beneficiary of this trend; and REITs, such as Gables, will be particularly attractive. Gables' investment objectives, quality dividend growth and risk-adjusted total returns are very much aligned with the investment objectives of this generation. As a result, demographics will create one of the largest pools of potential investors ever for companies such as Gables.

Consider this investment scenario

REIT X is projected to grow at eight percent and pays a current dividend of five percent.

REIT G is projected to grow at five percent and pays a current dividend of eight percent.

Both have a secure dividend and the potential to generate a 13 percent total return. Which REIT should you invest in? The answer depends on your investment goals, risk profile and the performance metric that you use.

Growth-oriented investors are probably attracted to REIT X – these investors pay greater attention to such performance measures as asset growth and rely almost entirely on equity appreciation. But even growth investors must look inevitably at total return – the ultimate bottom line. Which is safer? The potential growth rate of REIT X or the cash dividend from REIT G? On a risk-adjusted basis, REIT G is clearly the wiser investment.

But what about the concerns of the growth investor? Quite frankly, growth investors are not likely candidates to be REIT investors at this stage of the economic cycle. REIT investors want a substantial income component and the consistency and stability that accompany it. This fundamental shareowner objective forms the very basis of Gables' strategic objective: to provide shareowners with consistent, predictable total returns that exceed the sector average.



Gables Pearl Street, Dallas, Texas



Gables Metropolitan Uptown, Houston, Texas

REITs and Baby Boomers

Who is in the market for this type of investment? Increasingly, Baby Boomers. This past year, the first wave of Baby Boomers turned 55, and, over the next decade, an additional 3 million will do so annually. Baby Boomers and their "Echo Boomer" offspring are prime candidates to become Gables residents. Even more compelling, Baby Boomers present a large and affluent pool of investors whose investment criteria as they mature are more likely to be aligned with Gables' investment strategy. It is an unprecedented convergence of events: two demographic trends that will dramatically increase both the fundamental demand for our product and the demand of potential investors for our total return profile. The outlook is outstanding.



Ensuring Income

A key factor for these investors will be income reliability and dividend quality. The best way for Gables to ensure a strong dividend performance is through internal growth driven by occupancy rates, rental rates and expense control. Our track record in all three areas is exemplary. Same-store net operating income over the past five years has risen 3.5 percent annually, driven primarily by rent increases. This is almost 50 percent better than inflation, which averaged 2.4 percent. Occupancy levels have averaged 95 percent company-wide for the past five years. Even in the current recessionary environment, occupancy levels have been maintained at 94 percent. Expense control is a critical component of a quality income stream. During the last five years, we have controlled expense growth at 2.7 percent.



Dividend Yield
10%
8%
6%
4%
2%
0
97
98
99
00
01
Gables
10-Yr. Treasury
S&P Utility
S&P 500

As an income-oriented investment, Gables' dividend offers a significant risk-adjusted premium.

The Relationship Between Income and People

In short, the quality of the dividend depends on the quality of Gables' property-management operations. This begins with people, a resource in which we place a tremendous investment. Extensive training, property-level empowerment and workplace flexibility are just some of the initiatives that contribute to a turnover rate that is significantly below the industry average.

Employing and retaining the right people in the field is critical to executing the Gables brand in the marketplace – *Taking Care of the Way People Live.*® In our apartment communities, premium quality must extend beyond the physical attributes of the community. Gables' customers expect and deserve a community that operates as well as it looks. It is important, for instance, to understand what services and amenities our residents value because that's what they will pay for. For example, a concierge may be more of a priority than an on-site health club.

may be more interested in covered parking and granite countertops than water-volleyball. Whether it means responding to a maintenance call or knowing residents by name, our property management teams must set an industry standard for quality customer service.

and Performance

Great service requires a time commitment. We want our on-site property teams to spend as much time as possible in front of residents rather than behind their desks. This is just one of the reasons Gables has developed a web-based property management software application that leads the industry. This system not only streamlines many functions for our property managers, but it also provides us with greater and more timely visibility into our operations.

Ultimately this enables us to anticipate supply fluctuations and forecast revenue trends better on a community, market and company-wide basis. All of this ensures a more consistent performance, a secure and growing dividend and, most importantly, a risk-adjusted total return that exceeds the apartment sector index. After all, total return on a risk-adjusted basis is the ultimate measure of performance for any shareowner.



Gables Metropolitan, Atlanta, Georgia
2001 Winner
NAHB Pillars of the Industry Awards

Financial Review

Selected Financial and Operating Information

(Amounts in Thousands, Except Property and Per Share Data)	2001	2000	1999	1998	1997
Operating Information:					
Rental revenues	$ 222,040	$ 217,384	$ 221,689	$ 199,292	$ 132,371
Other property revenues	12,638	12,405	12,121	9,988	6,322
Total property revenues	234,678	229,789	233,810	209,280	138,693
Other revenues	10,502	12,304	11,787	8,120	5,436
Total revenues	245,180	242,093	245,597	217,400	144,129
Property operating and maintenance (exclusive of items shown separately below)	77,758	75,444	78,689	70,502	47,592
Depreciation and amortization	48,425	44,500	46,073	40,650	25,194
Property management (owned and third party)	11,137	10,007	8,893	7,977	5,696
Interest expense and credit enhancement fees	44,690	45,539	44,259	39,974	25,313
Amortization of deferred financing costs	1,038	895	919	984	992
General and administrative	7,209	7,154	5,796	6,242	3,248
Unusual items[(a)]	8,847	–	2,800	5,637	1,178
Total expenses	199,104	183,539	187,429	171,966	109,213
Gain on sale of real estate assets	37,330	29,467	8,864	–	5,349
Income before minority interest and extraordinary loss, net	83,406	88,021	67,032	45,434	40,265
Minority interest of common unitholders in Operating Partnership	(14,249)	(16,359)	(10,348)	(7,142)	(5,611)
Minority interest of preferred unitholders in Operating Partnership	(4,312)	(4,312)	(4,312)	(587)	–
Income before extraordinary loss, net	64,845	67,350	52,372	37,705	34,654
Extraordinary loss, net of minority interest	-	–	–	–	(602)
Net income	64,845	67,350	52,372	37,705	34,052
Dividends to preferred shareowners	(9,771)	(9,771)	(9,771)	(9,665)	(4,163)
Net income available to common shareowners	$ 55,074	$ 57,579	$ 42,601	$ 28,040	$ 29,889
Weighted average common shares outstanding – basic	23,890	23,694	25,991	24,118	19,788
Weighted average common shares outstanding – diluted	30,314	30,439	32,796	30,340	23,591
Per Common Share Information:					
Income before extraordinary loss, net – basic	$2.30	$ 2.43	$ 1.64	$ 1.16	$ 1.54
Net income – basic	2.30	2.43	1.64	1.16	1.51
Income before extraordinary loss, net – diluted	2.29	2.43	1.64	1.16	1.53
Net income – diluted	2.29	2.43	1.64	1.16	1.50
Dividends paid	2.34	2.20	2.08	2.02	2.47
Dividends declared	2.34	2.20	2.08	2.02	1.98
Other Information:					
Cash flows provided by operating activities	$ 103,784	$ 106,062	$ 105,029	$ 90,555	$ 69,961
Cash flows (used in) provided by investing activities	(126,638)	18,694	80,928	(359,263)	(229,411)
Cash flows provided by (used in) financing activities	22,833	(128,467)	(185,048)	272,583	158,244
Funds from operations[(b)]	84,526	90,605	89,775	75,494	56,179
Average monthly revenue per apartment home[(c)]	880	830	810	780	755
Average physical occupancy	94.6%	95.3%	94.3%	94.1%	94.6%
Gross operating margin[(d)]	66.9%	67.2%	66.3%	66.3%	65.7%
Completed communities at year-end	85	84	81	86	61
Apartment homes in completed communities at year-end	24,374	25,094	23,941	25,288	18,479
Balance Sheet Information:					
Real estate assets before accumulated depreciation	$1,756,875	$1,587,844	$1,589,384	$1,682,122	$1,056,438
Total assets	1,589,206	1,453,020	1,471,364	1,586,317	981,167
Notes payable	877,231	765,927	755,485	812,788	435,362
Shareowners' equity, minority interest and Series Z Preferred Shares	654,476	639,089	660,453	718,765	513,497
Funds From Operations Reconciliation:					
Net income available to common shareowners	$ 55,074	$ 57,579	$ 42,601	$ 28,040	$ 29,889
Minority interest of common unitholders in Operating Partnership	14,249	16,359	10,348	7,142	5,611
Real estate asset depreciation and amortization[(e)]	49,313	45,289	45,942	40,312	24,935
Extraordinary loss, net of minority interest	-	–	–	–	602
Gain on sale of previously depreciated real estate assets	(34,110)	(28,622)	(9,116)	–	(4,858)
Funds from operations	$ 84,526	$ 90,605	$ 89,775	$ 75,494	$ 56,179

(Amounts in Thousands, Except Property and Per Share Data)

(a) Unusual items of $8,847 in 2001 are comprised of (1) a $5,006 charge associated with the write-off of building components at Gables State Thomas Ravello that will be replaced in connection with a remediation program, (2) $2,200 of severance charges, (3) $920 in reserves associated with certain technology investments and (4) $721 of abandoned real estate pursuit costs resulting from recent events which have impacted the U.S. economy. Unusual items of $2,800 in 1999 relate to severance charges. Unusual items of $5,637 in 1998 and $1,178 in 1997 relate to loss on treasury locks.

(b) We consider funds from operations ("FFO") to be a useful performance measure of the operating performance of an equity REIT because, together with net income and cash flows, FFO provides investors with an additional basis to evaluate the ability of a REIT to incur and service debt and to fund distributions and capital expenditures. We believe that in order to facilitate a clear understanding of our operating results, FFO should be examined in conjunction with net income as presented in the financial statements and data included elsewhere in this report. We compute FFO in accordance with standards established by the National Association of Real Estate Investment Trusts ("NAREIT"). Effective January 1, 2000, NAREIT amended its definition of FFO to include in FFO all non-recurring items, except those defined as extraordinary items under GAAP and gains and losses from sales of depreciable operating property. We are using the amended definition of FFO in reporting our results for all periods on or after January 1, 2000. In addition, we have restated FFO reported for prior periods. FFO, as defined by NAREIT, represents net income (loss) determined in accordance with generally accepted accounting principles ("GAAP"), excluding extraordinary items as defined under GAAP and gains or losses from sales of depreciable operating property, plus certain non-cash items, such as real estate asset depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. FFO presented herein is not necessarily comparable to FFO presented by other real estate companies due to the fact that not all real estate companies use the same definition. However, our FFO is comparable to the FFO of real estate companies that use the NAREIT definition. FFO should not be considered an alternative to net income as an indicator of our operating performance or an alternative to cash flows as a measure of liquidity. FFO does not measure whether cash flow is sufficient to fund all of our cash needs, including principal amortization, capital expenditures and distributions to shareowners and unitholders. Additionally, FFO does not represent cash flows from operating, investing or financing activities as defined by GAAP. Reference is made to "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources" for a discussion of our cash needs and cash flows.

(c) Average monthly revenue per apartment home is equal to the average monthly rental revenue collected during the period divided by the average monthly number of apartment homes occupied during the period.

(d) Gross operating margin represents (1) total property revenues less property operating and maintenance expenses (exclusive of real estate asset depreciation expense) as a percentage of (2) total property revenues.

(e) Includes our share of depreciation of real estate assets owned by unconsolidated joint ventures.

We are a REIT focused within the multifamily industry in demand-driven markets throughout the United States that have high job growth and are resilient to economic downturns. Our operating performance relies predominantly on net operating income from our apartment communities. Net operating income is determined by rental revenues and operating expenses, which are affected by the demand and supply dynamics within our markets. Our performance is also affected by the general availability and cost of capital and our ability to develop and acquire additional apartment communities with returns in excess of our blended cost of capital.

Business Objectives and Strategy

Our objective is to increase shareowner value by producing consistent high quality earnings to sustain dividend growth and annual total returns that exceed the multifamily sector average. To achieve that objective, we employ a number of business strategies. First, our long-term investment strategy is research-driven, with the objective of creating a portfolio of high quality assets in approximately six to eight strategically selected markets that are complementary through economic diversity and characterized by high job growth and resiliency to national economic downturns. We believe such a portfolio will provide predictable growth in operating cash flow on a sustainable basis. Second, we adhere to a strategy of owning and operating high quality, class AA/A apartment communities under the Gables brand. We believe that such communities, when located in highly desirable areas to live and supplemented with high quality service and amenities, attract the affluent renter-by-choice who is willing to pay a premium for location preference, superior service and high quality communities. The resulting portfolio should maintain high levels of occupancy and rental rates. This, coupled with more predictable operating expenses and reduced capital expenditure requirements associated with high quality construction materials, should lead to operating margins that exceed national averages for the multifamily sector and sustainable growth in operating cash flow. Third, our aim is to be recognized as the employer of choice within the industry. Our mission of *Taking Care of the Way People Live* is a cornerstone of our strategy, involving innovative human resource practices that we believe will attract and retain the highest caliber associates. Because of our long-established presence as a fully integrated apartment management, development, construction, acquisition and disposition company within our markets, we have the ability to offer multi-faceted career opportunities among the various disciplines within the industry. Finally, our capital strategy is to maximize return on invested capital while maintaining financial flexibility through a conservative, investment grade credit profile. We judiciously manage our capital and are able to recycle existing capital through asset dispositions. We believe the successful execution of these strategies will result in operating cash flow and dividend growth, producing annual total returns that exceed the multifamily REIT sector average.

We believe we are well positioned to continue achieving our objectives because of our long-established presence as a fully integrated real estate company in our markets. This local market presence creates a competitive advantage in generating increased cash flow from (1) property operations during different economic cycles and (2) new investment opportunities that involve site selection, market information and requests for entitlements and zoning petitions.

Portfolio-wide occupancy levels have remained high, but portfolio-wide rental rate growth slowed in 2001 as a result of national economic weakness. We expect portfolio-wide rental expenses to increase at a rate ahead of both inflation and property revenues for the upcoming year. Our ongoing evaluation of the growth prospects for a specific asset may result in a determination to dispose of the asset. In that event, we would intend to sell the asset and utilize the net proceeds from any such sale to invest in new assets expected to have better growth prospects, reduce indebtedness or, in certain circumstances with appropriate approval from our board of trustees, repurchase outstanding common shares. We maintain staffing levels sufficient to meet existing construction, acquisition and leasing activities. When market conditions warrant, we adjust staffing levels to mitigate a negative impact on results of operations.

(Amounts in Thousands, Except Property and Per Share Data)

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Actual results or developments could differ materially from those projected in such statements as a result of the risk factors set forth in the relevant paragraphs of "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this report. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our accompanying consolidated financial statements and notes thereto.

Common and Preferred Equity Activity

Secondary Common Share Offerings

Since the IPO, we have issued a total of 14,831 common shares in eight offerings, generating $347,771 in net proceeds which were generally used (1) to reduce outstanding indebtedness under interim financing vehicles utilized to fund our development and acquisition activities and (2) for general working capital purposes, including funding of future development and acquisition activities.

Preferred Share Offerings

On July 24, 1997, we issued 4,600 shares of 8.30% Series A Cumulative Redeemable Preferred Shares (liquidation preference $25.00 per share). The net proceeds from this offering of $111.0 million were used to reduce outstanding indebtedness under interim financing vehicles. The Series A Preferred Shares may be redeemed at $25.00 per share plus accrued and unpaid dividends on or after July 24, 2002. The Series A Preferred Shares have no stated maturity, sinking fund or mandatory redemption, and are not convertible into any other Gables securities.

On June 18, 1998, we issued 180 shares of 5.0% Series Z Cumulative Redeemable Preferred Shares (liquidation preference $25.00 per share) in connection with the acquisition of a parcel of land for future development. The Series Z Preferred Shares, which are subject to mandatory redemption on June 18, 2018, may be redeemed at any time for $25.00 per share plus accrued and unpaid dividends. The Series Z Preferred Shares are not subject to any sinking fund or convertible into any other Gables securities.

Issuances of Common Operating Partnership Units

Since the IPO, the Operating Partnership has issued a total of 4,421 Units in connection with the 1998 acquisition of the real estate assets and operations of Trammell Crow Residential South Florida, the acquisition of other operating apartment communities and the acquisition of a parcel of land for future development.

Issuance of Preferred Operating Partnership Units

On November 12, 1998, the Operating Partnership issued 2,000 of its 8.625% Series B Preferred Units to an institutional investor. The net proceeds from this issuance of $48.7 million were used to reduce outstanding indebtedness under interim financing vehicles. We have the option to redeem the Series B Preferred Units after November 14, 2003. These Units are exchangeable by the holder into 8.625% Series B Cumulative Redeemable Preferred Shares of Gables on a one-for-one basis; however, this exchange right is generally not exercisable until after November 14, 2008. The Series B Preferred Units have no stated maturity, sinking fund or mandatory redemption.

Common Equity Repurchase Program

We have a common equity repurchase program pursuant to which we are authorized to purchase up to $150 million of our outstanding common shares or Units. We have repurchased shares from time to time in

(Amounts in Thousands, Except Property and Per Share Data)

open market and privately negotiated transactions, depending on market prices and other conditions, using proceeds from sales of selected assets. Units have also been repurchased for cash upon their presentation for redemption by unitholders. As of December 31, 2001, we had repurchased 3,980 common shares and 287 Units for a total of $102,048.

Shelf Registration Statement

We have an effective shelf registration statement on file with the Securities and Exchange Commission providing $500 million of equity capacity and $300 million of debt capacity. We believe it is prudent to maintain shelf registration capacity in order to facilitate future capital raising activities. To date, there have been no issuances under this shelf registration statement other than the issuance of $150 million of senior unsecured notes in February 2001.

Portfolio and Other Financing Activity

Community and Land Dispositions

During 2001, we sold an apartment community located in Atlanta comprising 386 apartment homes, an apartment community located in Houston comprising 776 apartment homes, an apartment community located in Dallas comprising 536 apartment homes and a 2.5 acre parcel of land adjacent to one of our development communities located in Atlanta. The net proceeds from these sales totaled $93.6 million, $9 million of which was deposited into an escrow account and used to fund acquisition activities. The balance of the net proceeds was used to repay a $16 million note assumed in connection with our September 2001 acquisition of the Gables State Thomas Ravello community and to paydown outstanding borrowings under interim financing vehicles. The total gain from these sales was $35.0 million, all of which was recognized in 2001. In addition, we recognized $0.7 million of deferred gain associated with a parcel of land we sold in 2000 during the year ended December 31, 2001.

During 2001, we contributed our interest in certain land and development rights to the Gables Residential Apartment Portfolio JV Two (the "GRAP JV Two") in return for (1) cash of $18.5 million and (2) capital account credit of $4.6 million. The $2.8 million of gain we will record associated with this contribution is being recognized when earned using the percentage of completion method since we serve as the developer and general contractor for the joint venture. We recognized $1.6 million of this gain during the year ended December 31, 2001.

During 2000, we sold an apartment community located in Dallas comprising 126 apartment homes, an apartment community located in Houston comprising 228 apartment homes, two apartment communities located in San Antonio comprising 544 apartment homes and a parcel of land adjacent to an existing apartment community located in Atlanta. In addition, on December 28, 2000, we sold substantially all of our interests in three apartment communities located in Nashville and Memphis, comprising 1,118 apartment homes, to the CMS Tennessee Multifamily JV. The net proceeds from these sales totaled $142.0 million, $30.2 million of which was deposited into an escrow account and used to fund development and acquisition activities. The balance of the net proceeds was used to (1) repay an $18.6 million note that encumbered one of the assets sold, (2) paydown outstanding borrowings under interim financing vehicles and (3) purchase common shares and Units under our common equity repurchase program. The total gain recognized from these sales in 2000 was $29.5 million. Gain of $0.8 million associated with the land sale was deferred at December 31, 2000 and is being recognized when earned using the percentage of completion method because we serve as the general contractor for the construction of an apartment community on the parcel of land sold.

During 1999, we sold three apartment communities located in Atlanta comprising 676 apartment homes, two apartment communities located in Memphis comprising 490 apartment homes, an apartment community

(Amounts in Thousands, Except Property and Per Share Data)

located in Houston comprising 412 apartment homes and an outparcel of land from an existing development community located in Dallas. The net proceeds from these sales totaled $96.7 million and were used to paydown outstanding borrowings under interim financing vehicles and to purchase common shares and Units under our common equity repurchase program. The total gain from these sales was $8.9 million.

During 1999, we contributed our interest in certain land and development rights to the Gables Residential Apartment Portfolio JV (the "GRAP JV") in return for (1) cash of $65.1 million and (2) capital account credit of $16.4 million. There was no gain or loss associated with this contribution.

Community Acquisitions

On September 28, 2001, we acquired the 80% membership interest of our venture partner in the GRAP JV in the Gables State Thomas Ravello apartment community located in Dallas comprising 290 apartment homes. In consideration for such community, we paid $12 million in cash and assumed a $16 million secured variable-rate note. This consideration was based on a valuation of the asset of $31 million and is net of our $3 million share of the venture distribution. We recorded a $5 million charge to unusual items in 2001 associated with the write-off of building components that will be replaced in connection with a remediation program to address water infiltration issues plaguing the asset.

On August 28, 2001, we acquired an apartment community located in Washington, D.C. comprising 82 apartment homes for approximately $25 million.

On August 1, 2001, we acquired the 75% interest of our venture partner in the Gables Metropolitan Uptown apartment community located in Houston comprising 318 apartment homes. The asset was valued at approximately $27 million.

On March 30, 2001, we acquired the 80% membership interests of our venture partner in the GRAP JV in the Gables Palma Vista and Gables San Michelle II apartment communities located in South Florida comprising 532 apartment homes for $66 million. This cash consideration was based on a valuation of the assets of $75 million and is net of our $9 million share of the venture distribution.

During the third quarter of 2000, we acquired an apartment community located in Austin comprising 160 apartment homes. In consideration for such community, we paid $6 million in cash and assumed a $14 million secured fixed-rate note.

Other Acquisition

In May 2001, we acquired a property management company based in Washington, D.C. that manages approximately 3,600 units in 24 multifamily apartment communities located in Washington, D.C. and the surrounding area (the "D.C. Management Co."). The total investment is approximately $1.6 million and is structured to be paid in three installments based on results of the acquired business operations.

Senior Unsecured Note Issuance

In February 2001, we issued $150 million of senior unsecured notes that bear interest at 7.25%, were priced to yield 7.29% and mature in February 2006. The net proceeds of $148.5 million were used to reduce borrowings under our unsecured credit facilities and repay our $40 million term loan, which had a November 2001 maturity date.

Critical Accounting Policies and Recent Accounting Pronouncements

Our financial statements are prepared in accordance with United States generally accepted accounting principles ("GAAP") and a summary of our significant accounting policies is included in Notes 4 and 5 to the consolidated financial statements. Note 4 also includes a summary of recent accounting pronouncements and their expected impact on our financial statements. Our preparation of the financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from these estimates. As an owner, operator and developer of apartment communities, our critical accounting policies relate to cost capitalization and asset impairment evaluation.

Cost Capitalization

As a vertically integrated real estate company, we have in-house investment professionals involved in development, construction and acquisition. We include direct costs associated with development and construction activities in the capitalized development cost of wholly-owned assets. We charge direct costs associated with development and construction activities for third parties and unconsolidated joint ventures against our revenues from the services being provided. Such costs are ultimately reflected in net development revenues using the percentage of completion method. As required by GAAP, we expense all internal costs associated with the acquisition of operating apartment communities to general and administrative expense in the period such costs are incurred. We maintain staffing levels sufficient to meet existing development, construction and acquisition activities. When market conditions warrant, we adjust staffing levels to mitigate a negative impact on results of operations.

Our real estate development pursuits are subject to permits and other governmental approvals, as well as our ongoing business review of the underlying real estate fundamentals and the impact on our capital structure. We do not always move forward with development of our real estate pursuits, and therefore, we evaluate the viability of real estate pursuits and the recoverability of capitalized pursuit costs regularly. Based on this periodic review, we expense any costs that are deemed unrealizable at that time to general and administrative expense.

During the development and construction of a new apartment community, we capitalize related interest costs, as well as other carrying costs such as property taxes and insurance. We begin to expense these items as the construction of the community becomes substantially complete and the residential apartment homes become available for initial occupancy. Accordingly, we gradually reduce the amounts we capitalize as construction is being completed. During the lease-up period, as a community transitions from initial occupancy to stabilized occupancy, revenues are generally insufficient to cover interest, carrying costs and operating expenses. The size and duration of this lease-up deficit depends on how quickly construction is completed, how quickly the apartments available for occupancy are leased, and what rent levels are achieved at the community.

Asset Impairment Evaluation

Under GAAP, real estate assets are stated at the lower of depreciated cost or fair value, if deemed impaired. As noted above, the cost of buildings and improvements includes interest, property taxes, insurance, and allocated development overhead incurred during the construction period. Ordinary repairs and maintenance are expensed as incurred; major replacements and betterments are capitalized and depreciated over their estimated useful lives. Depreciation is computed on a straight-line basis over the estimated useful lives of 20-40 years for buildings and improvements and 5 years for furniture, fixtures and equipment. As required by GAAP, we periodically evaluate our real estate assets to determine if there has been any impairment in their carrying value and record impairment losses if there are indicators of impairment and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. At December 31, 2001, we did not own any real estate assets that meet the impairment criteria.

(Amounts in Thousands, Except Property and Per Share Data)

Results of Operations

Comparison of operating results for the year ended December 31, 2001 to the year ended December 31, 2000

Our net income is generated primarily from the operation of our apartment communities. For purposes of evaluating comparative operating performance, we categorize our operating communities based on the period each community reaches stabilized occupancy. A community is considered to have achieved stabilized occupancy on the earlier to occur of (1) attainment of 93% physical occupancy or (2) one year after completion of construction. The operating performance for all of our apartment communities combined for the years ended December 31, 2001 and 2000 is summarized as follows:

	Years Ended December 31,			
	2001	2000	$ Change	% Change
Rental and other property revenues:				
Same store communities[a]	**$195,331**	$189,895	$ 5,436	2.9%
Communities stabilized during 2001, but not 2000[b]	**-**	–	–	–%
Development and lease-up communities[c]	**7,759**	990	6,769	683.7%
Renovation communities[d]	**10,365**	10,412	(47)	(0.5)%
Acquired communities[e]	**12,002**	914	11,088	1,213.1%
Sold communities[f]	**9,221**	27,578	(18,357)	(66.6)%
Total property revenues	**$234,678**	$229,789	$ 4,889	2.1%
Property operating and maintenance expenses (exclusive of depreciation and amortization):				
Same store communities[a]	**$ 65,260**	$ 62,123	$ 3,137	5.0%
Communities stabilized during 2001, but not 2000[b]	**-**	–	–	–%
Development and lease-up communities[c]	**1,453**	77	1,376	1,787.0%
Renovation communities[d]	**3,452**	3,229	223	6.9%
Acquired communities[e]	**3,827**	323	3,504	1,084.8%
Sold communities[f]	**3,766**	9,692	(5,926)	(61.1)%
Total specified expenses	**$ 77,758**	$ 75,444	$ 2,314	3.1%
Revenues in excess of specified expenses	**$156,920**	$154,345	$ 2,575	1.7%
Revenues in excess of specified expenses as a percentage of total property revenues	**66.9%**	67.2%	–	(0.3)%

(a) Communities that were owned and stabilized throughout both 2001 and 2000 ("same store").

(b) Communities that were stabilized during all of 2001, but not 2000.

(c) Communities in the development and/or lease-up phase that were not fully stabilized during all or any of 2001.

(d) Communities that were in renovation subsequent to January 1, 2000.

(e) Communities that were acquired subsequent to January 1, 2000.

(f) Communities that were sold subsequent to January 1, 2000.

(Amounts in Thousands, Except Property and Per Share Data)

Total property revenues increased $4,889, or 2.1%, from $229,789 to $234,678 due primarily to an increase in the number of apartment homes resulting from the development and acquisition of additional communities and an increase in rental rates on communities stabilized throughout both periods ("same store"). This increase is offset by the sale of one apartment community during the second quarter of 2001, two apartment communities in the fourth quarter of 2001 and seven apartment communities in the second half of 2000. Following is additional data regarding the increases in total property revenues for three of the six community categories presented in the preceding table:

Same store communities:

Market	Number of Communities	Number of Apartment Homes	Percent of Total	Occupancy During 2001	Change in Occupancy	Change in Revenues	Percent Change in Revenues
Houston	18	5,522	30.3%	95.2%	(0.3)%	$2,007	3.8%
Atlanta	16	4,527	24.8%	93.6%	(1.5)%	383	0.9%
South Florida	14	4,017	22.0%	95.0%	(0.1)%	1,831	4.3%
Austin	6	1,517	8.3%	93.5%	(3.5)%	280	1.4%
Dallas	7	1,423	7.8%	96.2%	1.3%	841	4.9%
Other	4	1,243	6.8%	92.4%	(0.7)%	(315)	(2.9)%
Total	65	18,249	100.0%	94.6%	(0.8)%	$5,027[a]	2.7%

(a) This table excludes The Commons at Little Lake Bryan, a community comprising 280 apartment homes that is leased to a single user group pursuant to a triple net master lease. Revenues for this community increased $409, or 17.3%, in 2001 compared to 2000, and occupancy was 100% for both years. This increase in revenues is the result of an amendment to the master lease agreement, which extended the term of the lease by five years to December 2007.

Development and lease-up communities:

Market	Number of Communities	Number of Apartment Homes	Percent of Total	Occupancy During 2001	Change in Revenues
Orlando[a]	2	763	53.7%	61.4%	$4,505
Houston	1	296	20.9%	4.3%	65
Atlanta	1	183	12.9%	14.1%	33
Dallas	1	177	12.5%	62.0%	2,166
Total	5	1,419	100.0%	55.6%	$6,769

(a) One of these communities is leased to a single user group pursuant to a triple net master lease.

Renovation communities:

Market	Number of Communities	Number of Apartment Homes	Percent of Total	Occupancy During 2001	Change in Revenues
Atlanta	2	836	82.3%	93.5%	$(27)
South Florida	1	180	17.7%	90.3%	(20)
Total	3	1,016	100.0%	93.0%	$(47)

(Amounts in Thousands, Except Property and Per Share Data)

Property management revenues increased $1,041, or 20.1%, from $5,172 to $6,213 due primarily to the May 2001 acquisition of the D.C. Management Co., in addition to increased joint venture activity for which we serve as the property manager.

Development revenues, net decreased $2,190, or 76.0%, from $2,883 to $693 due primarily to a portion of our third-party projects nearing completion, coupled with fewer new project starts in 2001. In addition, a $425 reduction in the estimated net development revenues from the GRAP JV was recorded in 2001.

Equity in income of joint ventures decreased $157, or 39.3%, from $399 to $242 due primarily to the March 2001 acquisition of the membership interests of our venture partner in two stabilized communities in the GRAP JV and the August 2001 acquisition of our venture partner's 75% interest in Gables Metropolitan Uptown, a stabilized community. This decrease is also impacted by increased property taxes at certain of the communities and the suspension of lease-up activities at Gables State Thomas Ravello.

Our share of the operating results for the apartment communities in which we have a joint venture interest for 2001 and 2000 is as follows:

	Stabilized [a]	Development & Lease-up [b]	Sales [c]	Total 2001	Total 2000
Gables' share of joint venture results:					
Rental and other revenues	$4,069	$1,137	$1,106	$6,312	$5,690
Property operating and maintenance expenses (exclusive of depreciation and amortization)	(1,642)	(456)	(504)	(2,602)	(2,068)
Revenues in excess of specified expenses	2,427	681	602	3,710	3,622
Interest expense and credit enhancement fees	(1,046)	(276)	(386)	(1,708)	(1,759)
Amortization of deferred costs	(38)	(22)	(12)	(72)	(70)
Other	15	–	5	20	66
Funds from operations	1,358	383	209	1,950	1,859
Real estate asset depreciation	(1,035)	(375)	(298)	(1,708)	(1,460)
Equity in income of joint ventures	$ 323	$ 8	$ (89)	$ 242	$ 399
Number of operating communities	7	4	4	15	10
Number of units in operating communities	2,502	1,116	1,140	4,758	3,134
Average percent occupied during the period	93%	41%	74%	76%	67%

(a) Communities that were owned and fully stabilized throughout 2001.

(b) Communities in the development and/or lease-up phase that were not fully stabilized during all or any of 2001.

(c) Communities that were sold subsequent to January 1, 2001.

Interest income decreased $282, or 27.4%, from $1,029 to $747 due primarily to a decrease in interest rates.

Other revenues decreased $214, or 7.6%, from $2,821 to $2,607 due primarily to a gain on sale of cable equipment to a cable service provider in 2000, which is offset in part due to income earned during 2001 related to certain non-routine items.

Property operating and maintenance expense (exclusive of depreciation and amortization) increased $2,314, or 3.1%, from $75,444 to $77,758 due to the increase in the number of apartment homes resulting from the development and acquisition of additional communities, as well as increased payroll, property taxes, insurance, utilities and maintenance costs at our same store communities. This increase is offset in part by the sale of one apartment community during the second quarter of 2001, two apartment communities during the fourth quarter of 2001 and seven apartment communities in the second half of 2000.

(Amounts in Thousands, Except Property and Per Share Data)

Real estate asset depreciation and amortization increased $3,776, or 8.6%, from $43,829 to $47,605 due primarily to the impact of the development and acquisition of additional communities and capital improvements made to existing operating communities, offset by the sale of one apartment community during the second quarter of 2001, two apartment communities during the fourth quarter of 2001 and seven apartment communities in the second half of 2000.

Property management expense for owned communities and third-party properties on a combined basis increased $1,130, or 11.3%, from $10,007 to $11,137 due primarily to the May 2001 acquisition of the D.C. Management Co. We allocate property management expenses to both owned communities and third-party properties based on the proportionate share of total apartment homes and units managed.

Interest expense and credit enhancement fees decreased $849, or 1.9%, from $45,539 to $44,690 due primarily to a decrease in interest rates and a decrease in outstanding indebtedness associated with the sale of one apartment community in the second quarter of 2001, two apartment communities during the fourth quarter of 2001 and seven apartment communities in the second half of 2000. This decrease is offset in part by an increase in operating debt associated with the development and acquisition of additional communities.

Amortization of deferred financing costs increased $143, or 16.0%, from $895 to $1,038 due primarily to increased financing costs associated with the issuance of $150 million of senior unsecured notes in February 2001.

General and administrative expense increased $55, or 0.8%, from $7,154 to $7,209 due primarily to an increase in (1) internal acquisition costs associated with the acquisition of operating apartment communities and the D.C. Management Co., (2) long-term compensation expense and (3) inflationary increases in expenses. Such increases were offset in part by a decrease in abandoned real estate pursuit costs and marketing and branding campaign costs.

Unusual items of $8,847 in 2001 are comprised of (1) a $5,006 charge associated with the write-off of building components at Gables State Thomas Ravello that will be replaced in connection with a remediation program, (2) $2,200 of severance charges associated with organizational changes adopted in the fourth quarter of 2001, (3) $920 in reserves associated with certain technology investments and (4) $721 of abandoned real estate pursuit costs as a result of recent events which have impacted the U.S. economy.

Corporate asset depreciation and amortization increased $149, or 22.2%, from $671 to $820 due primarily to an increase in amortization resulting from the management contracts acquired in connection with the May 2001 acquisition of the D.C. Management Co.

Gain on sale of real estate assets of $37,330 in 2001 is comprised of (1) $34,110 related to the 2001 sales of an apartment community in Atlanta comprising 386 apartment homes, an apartment community in Houston comprising 776 apartment homes and an apartment community in Dallas comprising 536 apartment homes, (2) $934 associated with the 2001 sale of 2.5 acres of land in Atlanta, (3) $1,590 associated with the 2001 contribution of land and development rights into the GRAP JV Two and (4) recognition of $696 of deferred gain associated with a land sale in 2000.

(Amounts in Thousands, Except Property and Per Share Data)

Results of Operations

Comparison of operating results for the year ended December 31, 2000 to the year ended December 31, 1999

Our net income is generated primarily from the operation of our apartment communities. For purposes of evaluating comparative operating performance, we categorize our operating communities based on the period each community reaches stabilized occupancy. A community is considered to have achieved stabilized occupancy on the earlier to occur of (1) attainment of 93% physical occupancy or (2) one year after completion of construction. The operating performance for all of our apartment communities combined for the years ended December 31, 2000 and 1999 is summarized as follows:

	Years Ended December 31,			
	2000	1999	$ Change	% Change
Rental and other property revenues:				
Same store communities [a]	$199,124	$193,019	$ 6,105	3.2%
Communities stabilized during 2000, but not 1999 [b]	13,750	12,590	1,160	9.2%
Development and lease-up communities [c]	991	–	991	–%
Acquired communities [d]	914	–	914	–%
Sold communities [e]	15,010	28,201	(13,191)	(46.8)%
Total property revenues	$229,789	$233,810	$ (4,021)	(1.7)%
Property operating and maintenance expenses (exclusive of real estate depreciation and amortization)				
Same store communities [a]	$ 65,460	$ 64,370	$ 1,090	1.7%
Communities stabilized during 2000, but not 1999 [b]	4,462	3,844	618	16.1%
Development and lease-up communities [c]	77	–	77	–%
Acquired communities [d]	323	–	323	–%
Sold communities [e]	5,122	10,475	(5,353)	(51.1)%
Total specified expenses	$ 75,444	$ 78,689	$(3,245)	(4.1)%
Revenues in excess of specified expenses	$154,345	$155,121	$ (776)	(0.5)%
Revenues in excess of specified expenses as a percentage of total property revenues	67.2%	66.3%	–	0.9%

(a) Communities that were owned and stabilized throughout both 2000 and 1999 ("same store").

(b) Communities that were stabilized during all of 2000, but not 1999.

(c) Communities in the development and/or lease-up phase that were not fully stabilized during all or any of 2000.

(d) Communities that were acquired subsequent to January 1, 1999.

(e) Communities that were sold subsequent to January 1, 1999.

(Amounts in Thousands, Except Property and Per Share Data)

Total property revenues decreased $4,021, or 1.7%, from $233,810 to $229,789 due primarily to the sale of seven apartment communities during the second half of 2000 and six apartment communities during the second half of 1999. This decrease is offset in part by an increase in rental rates on communities stabilized throughout both periods ("same store") and an increase in the number of apartment homes resulting from the development of additional communities, as well as the acquisition of an apartment community in Austin. Following is additional data regarding the increases in total property revenues for three of the five community categories presented in the preceding table:

Same store communities:

Market	Number of Communities	Number of Apartment Homes	Percent of Total	Occupancy During 2000	Change in Occupancy	Change in Revenues	Percent Change in Revenues
Houston	18	6,046	30.4%	95.6%	1.4%	$ 424	0.8%
Atlanta	18	5,378	27.1%	95.0%	–%	1,915	3.8%
South Florida	14	3,948	19.9%	95.2%	(0.9)%	992	2.5%
Dallas	8	1,959	9.9%	95.0%	1.6%	345	1.7%
Austin	6	1,517	7.6%	97.0%	3.7%	2,140	11.7%
Other	3	1,012	5.1%	94.5%	1.8%	277	3.8%
Total	67	19,860	100.0%	95.4%	0.8%	$6,093[a]	3.2%

(a) This table excludes The Commons at Little Lake Bryan, a community comprising 280 apartment homes that is leased to a single user group pursuant to a triple net master lease. Revenues for this community increased $12, or 0.5%, in 2000 compared to 1999, and occupancy was 100% for both years.

Communities stabilized during 2000, but not 1999:

Market	Number of Communities	Number of Apartment Homes	Percent of Total	Occupancy During 2000	Change in Revenues
Atlanta	1	386	34.4%	95.9%	$ 368
Houston	1	256	22.8%	94.8%	213
South Florida	1	249	22.2%	94.1%	134
Orlando	1	231	20.6%	89.9%	445
Total	4	1,122	100.0%	93.7%	$1,160

Development and lease-up communities:

Market	Number of Communities	Number of Apartment Homes	Percent of Total	Occupancy During 2000	Change in Revenues
Orlando[a]	2	763	81.2%	17.2%	$850
Dallas	1	177	18.8%	8.9%	141
Total	3	940	100.0%	14.9%	$991

(a) One of these communities is leased to a single user group pursuant to a triple net master lease.

Interest income increased $355, or 52.7%, from $674 to $1,029 due primarily to an increase in interest-bearing cash deposits associated with escrowed sales proceeds.

Other revenues increased $69, or 2.5%, from $2,752 to $2,821 due primarily to a gain on sale of cable equipment to a cable service provider in 2000 offset by income earned during 1999 related to certain non-routine items.

(Amounts in Thousands, Except Property and Per Share Data)

Property operating and maintenance expense (exclusive of depreciation and amortization) decreased $3,245, or 4.1%, from $78,689 to $75,444 due primarily to the sale of seven apartment communities during the second half of 2000 and six apartment communities during the second half of 1999. This decrease is offset by a $1,090, or 1.7%, increase in property operating and maintenance expense for same store communities. The same store increase represents payroll costs, maintenance and property taxes offset by reduced marketing costs.

Real estate asset depreciation and amortization decreased $1,709, or 3.8%, from $45,538 to $43,829 due primarily to the sale of seven apartment communities during the second half of 2000 and six apartment communities during the second half of 1999.

Property management expense for owned communities and third-party properties on a combined basis increased $1,114, or 12.5%, from $8,893 to $10,007 due primarily to (1) increased staffing and equipment support costs related to our strategic initiatives for enhanced management information systems, (2) increased staffing costs related to regional maintenance and other positions added to enhance the support infrastructure necessary to provide our residents with high quality service and (3) inflationary increases in expenses. We allocate property management expenses to both owned communities and third-party properties based on the proportionate share of total apartment homes and units managed.

Interest expense and credit enhancement fees increased $1,280, or 2.9%, from $44,259 to $45,539 due to higher interest rates and an increase in operating debt associated with the development of additional communities, as well as the acquisition of an apartment community in Austin. This increase has been offset in part by the sale of apartment communities in 2000 and 1999, the proceeds of which were partially used to reduce outstanding indebtedness.

General and administrative expense increased $1,358, or 23.4%, from $5,796 to $7,154 due primarily to (1) an increase in long-term compensation expense, (2) internal acquisition costs related to the acquisition of an apartment community in Austin, (3) an increase in abandoned real estate pursuit costs, (4) costs associated with a new marketing and branding campaign and (5) inflationary increases in expenses.

Unusual items of $2,800 in 1999 relate to severance charges associated with organizational changes adopted in 1999.

Gain on sale of real estate assets of $29,467 in 2000 relates to the sale of an apartment community located in Dallas comprising 126 apartment homes, an apartment community located in Houston comprising 228 apartment homes, two apartment communities located in San Antonio comprising 544 apartment homes, two apartment communities located in Nashville comprising 618 apartment homes, one apartment community located in Memphis comprising 500 apartment homes and a parcel of land adjacent to an existing apartment community located in Atlanta.

Gain on sale of real estate assets of $8,864 in 1999 relates to the sale of three apartment communities located in Atlanta comprising 676 apartment homes, two apartment communities located in Memphis comprising 490 apartment homes, one apartment community located in Houston comprising 412 apartment homes and an outparcel of land from an existing development community located in Dallas.

Liquidity and Capital Resources

We had $103,784 of net cash provided by operating activities for the year ended December 31, 2001, compared to $106,062 for the year ended December 31, 2000. The related decrease of $2,278 was due to (1) a change in other assets between periods of $8,267 and (2) a change in restricted cash between periods of $1,519. Such decreases were offset in part by (1) a change in other liabilities between periods of $6,660 and (2) an increase of $848 in income (a) before certain non-cash or non-operating items, including depreciation, amortization, equity in income of joint ventures, minority interest of unitholders in Operating Partnership, gain on sale of real estate assets, long-term compensation expense and unusual items and (b) after operating distributions received from joint ventures.

We had $126,638 of net cash used in investing activities for the year ended December 31, 2001, compared to $18,694 of net cash provided by investing activities for the year ended December 31, 2000. During the year ended December 31, 2001, we expended $215.6 million related to acquisition and development activities,

(Amounts in Thousands, Except Property and Per Share Data)

$11.8 million related to recurring, non-revenue enhancing capital expenditures for operating apartment communities, $10.9 million related to non-recurring, renovation/revenue enhancing capital expenditures, $4.2 million related to our investment in joint ventures, and $4.2 million related to other investments, including the D.C. Management Co., management information systems and technology. During the year ended December 31, 2001, we received cash of (1) $18.5 million in connection with our contribution of interests in certain land and development rights to the GRAP JV Two and (2) $93.6 million in connection with the sale of three apartment communities, as well as the sale of a parcel of land adjacent to one of our development communities. In addition, during the year ended December 31, 2001, $7.9 million of the $8.5 million in sales proceeds held in escrow at December 31, 2000 was released to fund development activities. During the year ended December 31, 2000, we expended $90.4 million related to acquisition and development activities, $10.9 million related to recurring, non-revenue enhancing capital expenditures for operating apartment communities, $9.6 million related to non-recurring, renovation/revenue enhancing capital expenditures, $3.0 million related to our investment in joint ventures and $0.9 million related to technology investments. During the year ended December 31, 2000, we received cash of $142.0 million in connection with the sale of six apartment communities. We deposited $30.2 million of the cash received in connection with the sale of these apartment communities into an escrow account to fund development and acquisition activities facilitated through a like-kind exchange transaction, of which $0.6 million and $8.5 million remained in escrow at December 31, 2001 and 2000, respectively.

We had $22,833 of net cash provided by financing activities for the year ended December 31, 2001, compared to $128,467 of net cash used in financing activities for the year ended December 31, 2000. During the year ended December 31, 2001, we had net borrowings of $94.9 million and proceeds from the exercise of share options of $15.1 million. These net borrowings and share option proceeds were offset by payments for dividends and distributions totaling $84.6 million, and payments of deferred financing costs and principal escrow deposits totaling $2.6 million. During the year ended December 31, 2000, we had payments for dividends and distributions totaling $80.4 million and payments for treasury share purchases and Unit redemptions in connection with our common equity repurchase program totaling $47.3 million, net repayment of borrowings of $3.7 million and payments of deferred financing costs and principal escrow deposits totaling $1.8 million. These payments were offset in part by proceeds from the exercise of share options of $4.7 million.

We have elected to be taxed as a REIT under the Internal Revenue Code. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we currently distribute at least 90% of the REIT's ordinary taxable income to shareowners. It is our current intention to adhere to these requirements and maintain our REIT status. As a REIT, we generally will not be subject to federal income tax on distributed taxable income. We utilize Gables Residential Services, a taxable REIT subsidiary, to provide management and other services to third parties that a REIT may be prohibited from providing. Taxable REIT subsidiaries are subject to federal, state and local income taxes.

As of December 31, 2001, we had total indebtedness of $877,231, cash and cash equivalents of $4,231, and principal escrow deposits reflected in restricted cash of $4,087. Our indebtedness has an average of 4.1 years to maturity at December 31, 2001. The aggregate maturities of notes payable at December 31, 2001 are as follows:

2002	$ 86,072
2003	47,892
2004	212,460
2005	119,831
2006	206,241
2007 and thereafter	204,735
Total	$877,231

(Amounts in Thousands, Except Property and Per Share Data)

The maturities in 2002 include $83.3 million of unsecured notes that mature in December 2002. The indebtedness outstanding under each of our credit facilities is reflected in the preceding table using the May 2004 maturity date of our $225 million credit facility. We have an option to extend the maturity date of our $225 million credit facility to May 2005, which is exercisable in May 2002.

Dividends through the fourth quarter of 2001 have been paid from cash provided by operating activities. We anticipate that dividends will continue to be paid on a quarterly basis from cash provided by operating activities.

We have met and expect to continue to meet our short-term liquidity requirements, generally through net cash provided by operations. Our net cash provided by operations has been adequate, and we believe that it will continue to be adequate, to meet both operating requirements and payment of dividends in accordance with REIT requirements. The budgeted expenditures for improvements and renovations to our communities, in addition to monthly principal amortization payments, are also expected to be funded from net cash provided by operations. We anticipate that construction and development activities, as well as land purchases, will be initially funded primarily through borrowings under our credit facilities described below.

We expect to meet certain of our long-term liquidity requirements, such as scheduled debt maturities, repayment of short-term financing of construction and development activities and possible property acquisitions, through long-term secured and unsecured borrowings, the issuance of debt securities or equity securities, private equity investments in the form of joint ventures, or through the disposition of assets which, in our evaluation, may no longer meet our investment requirements.

$225 Million Credit Facility

We have a $225 million unsecured revolving credit facility provided by a consortium of banks. The facility currently has a maturity date of May 2004 with a one-year extension option. Borrowings under the facility currently bear interest at our option of LIBOR plus 0.85% or prime minus 0.25%. Such scheduled interest rates may be adjusted up or down based on changes in our senior unsecured credit ratings. We may also enter into competitive bid loans with participating banks for up to $112.5 million at rates below the scheduled rates. In addition, we pay an annual facility fee currently equal to 0.20% of the $225 million commitment. Availability under the facility, which is based on the value of our unencumbered real estate assets as compared to the amount of our unsecured indebtedness, was $219 million at December 31, 2001. As of December 31, 2001, we had $80.0 million in borrowings outstanding under the facility and, therefore, had $139 million of remaining capacity on the $219 million available.

$75 Million Borrowing Facility

We have a $75 million unsecured borrowing facility with a bank that matures in April 2002. The interest rate and maturity date related to each draw on this facility are agreed to by both parties prior to each draw. We expect the facility to be renewed for an additional one-year term at maturity. At December 31, 2001, we had $52.2 million in borrowings outstanding under this facility.

$25 Million Credit Facility

We have a $25 million unsecured revolving credit facility with a bank that currently bears interest at LIBOR plus 0.85%. The facility currently has a maturity date of October 2002 with unlimited one-year extension options. We had $0.7 million in borrowings outstanding under this facility at December 31, 2001.

Restrictive Covenants

Certain of our debt agreements contain customary representations, covenants and events of default, including covenants that restrict the ability of the Operating Partnership to make distributions in excess of stated amounts, which in turn restricts our discretion to declare and pay dividends. In general, during any fiscal year, the Operating Partnership may only distribute up to 95% of its consolidated income available for distribution (as defined in the related agreement), exclusive of distributions of capital gains for such year. The applicable debt agreements contain exceptions to these limitations to allow the Operating Partnership to make any distributions necessary to allow us to maintain our status as a REIT. We do not anticipate that this provision will adversely affect the ability of the Operating Partnership to make distributions or our ability to declare dividends, under our current dividend policy.

Inflation

Substantially all leases at our communities are for a term of one year or less, which may enable us to seek increased rents upon renewal of existing leases or commencement of new leases in times of rising prices. The short-term nature of these leases generally serves to lessen the impact of cost increases arising from inflation.

Certain Factors Affecting Future Operating Results

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe," "expect," "anticipate," "intend," "estimate," "assume" and other similar expressions, which are predictions of or indicate future events and trends and which do not relate solely to historical matters, identify forward-looking statements. These statements include, among other things, statements regarding our intent, belief or expectations with respect to the following: (1) the declaration or payment of distributions, (2) potential developments or acquisitions or dispositions of properties, assets or other entities, (3) our policies regarding investments, indebtedness, acquisitions, dispositions, financings, conflicts of interest and other matters, (4) our qualification as a REIT under the Internal Revenue Code, (5) the real estate markets in which we operate, (6) in general, the availability of debt and equity financing, interest rates and general economic conditions and (7) trends affecting our financial condition or results of operations.

Reliance should not be placed on forward-looking statements, because they involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause such a difference include, but are not limited to, the following: (1) we may abandon or fail to secure development opportunities, (2) construction costs of a community may exceed original estimates, (3) construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs and reduced rental revenues, (4) occupancy rates and market rents may be adversely affected by local economic and market conditions that are beyond our control, (5) financing may not be available or may not be available on favorable terms, (6) our cash flow may be insufficient to meet required payments of principal and interest and (7) existing indebtedness may mature in an unfavorable credit environment, preventing such indebtedness from being refinanced or, if financed, causing such refinancing to occur on terms that are not as favorable as the terms of existing indebtedness. While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. We disclaim any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

(Amounts in Thousands, Except Property and Per Share Data)

Supplemental Discussion – Funds from Operations and Adjusted Funds from Operations

We consider funds from operations ("FFO") to be a useful performance measure of the operating performance of an equity REIT because, together with net income and cash flows, FFO provides investors with an additional basis to evaluate the ability of a REIT to incur and service debt and to fund distributions and capital expenditures. We believe that in order to facilitate a clear understanding of our operating results, FFO should be examined in conjunction with net income as presented in the financial statements and data included elsewhere in this report. We compute FFO in accordance with standards established by the National Association of Real Estate Investment Trusts ("NAREIT"). Effective January 1, 2000, NAREIT amended its definition of FFO to include in FFO all non-recurring items, except those defined as extraordinary items under GAAP and gains and losses from sales of depreciable operating property. We are using the amended definition of FFO in reporting our results for all periods on or after January 1, 2000. In addition, we have restated FFO reported for prior periods. FFO as defined by NAREIT represents net income (loss) determined in accordance with GAAP, excluding extraordinary items as defined under GAAP and gains or losses from sales of depreciable operating property, plus certain non-cash items such as real estate asset depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. FFO presented herein is not necessarily comparable to FFO presented by other real estate companies due to the fact that not all real estate companies use the same definition. However, our FFO is comparable to the FFO of real estate companies that use the amended NAREIT definition. Adjusted funds from operations ("AFFO") is defined as FFO less recurring, non-revenue enhancing capital expenditures. FFO and AFFO should not be considered alternatives to net income as indicators of our operating performance or as alternatives to cash flows as measures of liquidity. FFO does not measure whether cash flow is sufficient to fund all of our cash needs, including principal amortization, capital expenditures and distributions to shareowners and unitholders. Additionally, FFO does not represent cash flows from operating, investing or financing activities as defined by GAAP. Reference is made to "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources" for a discussion of our cash needs and cash flows. A reconciliation of FFO and AFFO follows:

	Years Ended December 31,	
	2001	2000
Net income available to common shareowners	**$55,074**	$57,579
Minority interest of common unitholders in Operating Partnership	**14,249**	16,359
Gain on sale of previously depreciated operating real estate assets	**(34,110)**	(28,622)
Real estate asset depreciation and amortization:		
Wholly-owned real estate assets	**47,605**	43,829
Joint venture real estate assets	**1,708**	1,460
Total real estate asset depreciation and amortization	**49,313**	45,289
Funds from operations – basic and diluted	**$84,526**	$90,605
Recurring, non-revenue enhancing capital expenditures:		
Carpet and flooring	**$ 5,966**	$ 5,677
Appliances	**671**	547
Other additions and improvements	**5,160**	4,686
Total capital expenditures	**11,797**	10,910
Adjusted funds from operations – basic and diluted	**$72,729**	$79,695
Average shares and Units outstanding – basic	**30,153**	30,365
Average shares and Units outstanding – diluted	**30,314**	30,439

(Amounts in Thousands, Except Property and Per Share Data)

Quantitative and Qualitative Disclosures About Market Risk

Our capital structure includes the use of variable-rate and fixed-rate indebtedness. As such, we are exposed to the impact of changes in interest rates. We periodically seek input from third-party consultants regarding market interest rate and credit risk in order to evaluate our interest rate exposure. In certain situations, we may utilize derivative financial instruments in the form of rate caps, rate swaps or rate locks to hedge interest rate exposure by modifying the interest rate characteristics of related balance sheet instruments and prospective financing transactions. We do not utilize such instruments for trading or speculative purposes. We did not have any derivative instruments in place at December 31, 2001 or 2000.

We typically refinance maturing debt instruments at then-existing market interest rates and terms which may be more or less than the interest rates and terms on the maturing debt.

The following table provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates and should be read in conjunction with the accompanying consolidated financial statements and notes thereto. For debt obligations, the table presents principal cash flows and related weighted average interest rates in effect at December 31, 2001 by expected maturity dates. The indebtedness outstanding under each of our credit facilities is reflected in the table using the May 2004 maturity date of our $225 million credit facility. The weighted average interest rates presented in this table are inclusive of credit enhancement fees. There have been no substantial changes in our market risk profile from the preceding year and the assumptions are consistent with prior year assumptions.

	Expected Year of Maturity								
	2002	2003	2004	2005	2006	2007 and Thereafter	2001 Total	2001 Fair Value	2000 Total
Debt:									
Conventional fixed rate	$85,882	$ 2,757	$ 21,151	$109,516	$180,256	$104,500	$504,062	$476,928	$372,290
Average interest rate	8.28%	7.79%	7.22%	6.83%	7.29%	8.13%	7.53%	5.78%	7.61%
Tax-exempt fixed rate	$ 190	$ 205	$ 58,405	$ 230	$ 245	$ 10,035	$ 69,310	$ 66,898	$ 80,290
Average interest rate	7.63%	7.63%	6.26%	7.63%	7.63%	7.63%	6.47%	4.56%	6.38%
Tax-exempt variable rate	–	$44,930	–	$ 10,085	$ 25,740	$ 90,200	$170,955	$170,955	$160,155
Average interest rate	–	2.55%	–	2.45%	2.50%	2.43%	2.47%	2.47%	5.70%
Credit facilities	–	–	$132,904	–	–	–	$132,904	$132,904	$108,617
Average interest rate	–	–	2.94%	–	–	–	2.94%	2.94%	7.29%
Variable-rate loans	–	–	–	–	–	–	–	–	$ 44,575
Average interest rate	–	–	–	–	–	–	–	–	7.46%
Total debt	$86,072	$47,892	$212,460	$119,831	$206,241	$204,735	$877,231	$847,685	$765,927
Average interest rate	8.28%	2.87%	4.28%	6.46%	6.69%	5.60%	5.77%	4.57%	7.03%

The estimated fair value of our debt at December 31, 2001 is based on a discounted cash flow analysis using current borrowing rates for debt with similar terms and remaining maturities.

Consolidated Balance Sheets

(Amounts in Thousands, Except Per Share Data)	December 31, 2001	December 31, 2000
Assets		
Real estate assets:		
Land	$ 248,955	$ 209,470
Buildings	1,204,680	1,106,900
Furniture, fixtures and equipment	109,324	93,578
Construction in progress	158,340	122,947
Investment in joint ventures	20,898	24,626
Undeveloped land	14,678	30,323
Real estate assets before accumulated depreciation	1,756,875	1,587,844
Less: accumulated depreciation	(230,118)	(195,706)
Net real estate assets	1,526,757	1,392,138
Cash and cash equivalents	4,231	4,252
Restricted cash	12,013	17,902
Deferred financing costs, net of accumulated amortization of $5,450 and $4,341 at December 31, 2001 and 2000, respectively	4,351	3,981
Other assets, net	41,854	34,747
Total assets	1,589,206	$1,453,020
Liabilities and Shareowners' Equity:		
Notes payable	$ 877,231	$ 765,927
Accrued interest payable	8,384	5,140
Preferred dividends payable	1,220	995
Real estate taxes payable	17,065	15,650
Accounts payable and accrued expenses - construction	9,082	10,082
Accounts payable and accrued expenses - operating	16,914	11,825
Security deposits	4,834	4,312
Total liabilities	934,730	813,931
Minority interest of common unitholders in Operating Partnership	96,952	104,993
Minority interest of Series B preferred unitholders in Operating Partnership	50,192	50,192
Series Z Preferred Shares at $25.00 liquidation preference, 180 shares issued and outstanding	4,500	4,500
Commitments and contingencies		
Shareowners' equity:		
Excess shares, $0.01 par value, 51,000 shares authorized	-	–
Preferred shares, $0.01 par value, 20,000 shares authorized, Series A Preferred Shares at $25.00 liquidation preference, 4,600 shares issued and outstanding; Series Z Preferred Shares and Series B Preferred Units, exchangeable into Series B Preferred Shares, reported above	115,000	115,000
Common shares, $0.01 par value, 100,000 shares authorized, 28,293 and 27,106 shares issued at December 31, 2001 and 2000, respectively	283	271
Additional paid-in capital	478,731	455,202
Treasury shares at cost, 3,929 and 3,980 common shares at December 31, 2001 and 2000, respectively	(94,144)	(95,283)
Deferred long-term compensation	(1,628)	(1,456)
Accumulated earnings	4,590	5,670
Total shareowners' equity	502,832	479,404
Total liabilities and shareowners' equity	$1,589,206	$1,453,020

The accompanying notes are an integral part of these consolidated balance sheets.

Consolidated Statements of Operations

(Amounts in Thousands, Except Per Share Data)	Years Ended December 31, 2001	2000	1999
Revenues:			
Rental revenues	**$222,040**	$217,384	$221,689
Other property revenues	**12,638**	12,405	12,121
Total property revenues	**234,678**	229,789	233,810
Property management revenues	**6,213**	5,172	4,954
Development revenues, net	**693**	2,883	2,929
Equity in income of joint ventures	**242**	399	478
Interest income	**747**	1,029	674
Other	**2,607**	2,821	2,752
Total other revenues	**10,502**	12,304	11,787
Total revenues	**245,180**	242,093	245,597
Expenses:			
Property operating and maintenance (exclusive of items shown separately below)	**77,758**	75,444	78,689
Real estate asset depreciation and amortization	**47,605**	43,829	45,538
Property management – owned	**5,957**	5,968	5,312
Property management – third party	**5,180**	4,039	3,581
Interest expense and credit enhancement fees	**44,690**	45,539	44,259
Amortization of deferred financing costs	**1,038**	895	919
General and administrative	**7,209**	7,154	5,796
Corporate asset depreciation and amortization	**820**	671	535
Unusual items	**8,847**	–	2,800
Total expenses	**199,104**	183,539	187,429
Gain on sale of real estate assets	**37,330**	29,467	8,864
Income before minority interest	**83,406**	88,021	67,032
Minority interest of common unitholders in Operating Partnership	**(14,249)**	(16,359)	(10,348)
Minority interest of preferred unitholders in Operating Partnership	**(4,312)**	(4,312)	(4,312)
Net income	**64,845**	67,350	52,372
Dividends to preferred shareowners	**(9,771)**	(9,771)	(9,771)
Net income available to common shareowners	**$ 55,074**	$ 57,579	$ 42,601
Weighted average number of common shares outstanding – basic	**23,890**	23,694	25,991
Weighted average number of common shares outstanding – diluted	**30,314**	30,439	32,796
Per Common Share Information:			
Net income – basic	**$ 2.30**	$ 2.43	$ 1.64
Net income – diluted	**$ 2.29**	$ 2.43	$ 1.64

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Shareowners' Equity

(Amounts in Thousands, Except Per Share Data)	Preferred Shares at Liquidation Preference	Common Shares	Additional Paid-in Capital	Treasury Shares	Deferred Long-Term Compen-sation	Accumulated Earnings	Total
Balance, December 31, 1998	$115,000	$263	$441,512	$ –	$ (812)	$ –	$555,963
Purchase of treasury shares	–	–	–	(50,058)	–	–	(50,058)
Proceeds from the exercise of share options	–	1	1,231	–	–	–	1,232
Proceeds from Share Builder Plan	–	3	7,647	–	–	–	7,650
Issuance of shares for trustee compensation	–	–	72	–	–	–	72
Issuance of share grants, net of forfeitures	–	1	2,408	–	–	–	2,409
Deferred long-term compensation, net	–	–	–	–	(725)	–	(725)
Adjustment for minority interest of unitholders in Operating Partnership	–	–	1,418	–	–	–	1,418
Net income available to common shareowners	–	–	–	–	–	42,601	42,601
Dividends declared and paid ($2.08 per share)	–	–	(11,194)	–	–	(42,601)	(53,795)
Balance, December 31, 1999	115,000	268	443,094	(50,058)	(1,537)	–	506,767
Purchase of treasury shares	–	–	–	(45,225)	–	–	(45,225)
Proceeds from the exercise of share options	–	2	4,697	–	–	–	4,699
Issuance of shares for trustee compensation	–	–	58	–	–	–	58
Issuance of share grants, net of forfeitures	–	1	2,148	–	–	–	2,149
Deferred long-term compensation, net	–	–	–	–	81	–	81
Adjustment for minority interest of unitholders in Operating Partnership	–	–	5,205	–	–	–	5,205
Net income available to common shareowners	–	–	–	–	–	57,579	57,579
Dividends declared and paid ($2.20 per share)	–	–	–	–	–	(51,909)	(51,909)
Balance, December 31, 2000	**115,000**	**271**	**455,202**	**(95,283)**	**(1,456)**	**5,670**	**479,404**
Proceeds from the exercise of share options	–	**6**	**15,138**	–	–	–	**15,144**
Issuance of shares for trustee compensation	–	–	**88**	–	–	–	**88**
Issuance of share grants, net of forfeitures	–	–	**600**	**1,139**	–	–	**1,739**
Deferred long-term compensation, net	–	–	–	–	**(172)**	–	**(172)**
Adjustment for minority interest of unitholders in Operating Partnership	–	**6**	**7,703**	–	–	–	**7,709**
Net income available to common shareowners	–	–	–	–	–	**55,074**	**55,074**
Dividends declared and paid ($2.34 per share)	–	–	–	–	–	**(56,154)**	**(56,154)**
Balance, December 31, 2001	**$115,000**	**$283**	**$478,731**	**$(94,144)**	**$(1,628)**	**$ 4,590**	**$502,832**

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Cash Flows

(Amounts in Thousands, Except Per Share Data)	Years Ended December 31, 2001	2000	1999
Cash Flows From Operating Activities:			
Net income	$ 64,845	$ 67,350	$ 52,372
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	49,463	45,395	46,992
Equity in income of joint ventures	(242)	(399)	(478)
Minority interest of unitholders in Operating Partnership	18,561	20,671	14,660
Gain on sale of real estate assets	(37,330)	(29,467)	(8,864)
Long-term compensation expense	1,331	1,128	825
Amortization of discount on long-term liability	-	–	686
Non-cash or non-operating unusual items	8,627	–	1,574
Operating distributions received from joint ventures	1,703	1,432	349
Change in operating assets and liabilities:			
Restricted cash	(1,292)	227	(157)
Other assets	(7,474)	793	(5,370)
Other liabilities, net	5,592	(1,068)	2,440
Net cash provided by operating activities	103,784	106,062	105,029
Cash Flows From Investing Activities:			
Acquisition and construction of real estate assets	(238,265)	(110,852)	(74,171)
Restricted cash released from (held in) escrow, net	7,909	(8,526)	–
Net proceeds from sale of real estate assets	93,634	141,952	96,712
Investment in joint ventures	(4,248)	(3,007)	(6,734)
Proceeds from contribution of real estate assets to joint venture	18,519	–	65,121
Other	(4,187)	(873)	–
Net cash (used in) provided by investing activities	(126,638)	18,694	80,928
Cash Flows From Financing Activities:			
Proceeds from the exercise of share options	15,144	4,699	1,232
Share Builder Plan contributions	-	–	7,650
Treasury share purchases and Unit redemptions	-	(47,281)	(54,767)
Payments of deferred financing costs	(1,906)	(1,065)	(422)
Notes payable proceeds	338,707	146,825	44,802
Notes payable repayments	(243,791)	(150,507)	(102,105)
Principal escrow deposits	(728)	(732)	(697)
Preferred dividends paid	(9,546)	(9,546)	(9,546)
Preferred distributions paid	(4,312)	(4,312)	(4,312)
Common dividends paid ($2.34, $2.20 and $2.08 per share, respectively)	(56,154)	(51,909)	(53,795)
Common distributions paid ($2.34, $2.20 and $2.08 per share, respectively)	(14,581)	(14,639)	(13,088)
Net cash provided by (used in) financing activities	22,833	(128,467)	(185,048)
Net change in cash and cash equivalents	(21)	(3,711)	909
Cash and cash equivalents, beginning of year	4,252	7,963	7,054
Cash and cash equivalents, end of year	$ 4,231	$ 4,252	$ 7,963
Supplemental Disclosure of Cash Flow Information:			
Cash paid for interest	$ 48,421	$ 53,334	$ 50,257
Interest capitalized	8,844	8,858	7,725
Cash paid for interest, net of amounts capitalized	$ 39,577	$ 44,476	$ 42,532

The accompanying notes are an integral part of these consolidated statements.

(Amounts in Thousands, Except Property and Per Share Data)

Unless the context otherwise requires, all references to "we," "our" or "us" in this report refer collectively to Gables Residential Trust ("Gables"), a Maryland real estate investment trust ("REIT"), and its subsidiaries, including Gables Realty Limited Partnership, a Delaware limited partnership, considered as a single enterprise. Gables GP, Inc., a wholly-owned subsidiary of Gables Residential Trust, is the sole general partner of Gables Realty Limited Partnership.

1. ORGANIZATION AND FORMATION

We are a REIT formed in 1993 under Maryland law to continue and expand the operations of our privately owned predecessor organization. We completed our initial public offering on January 26, 1994.

We are a fully integrated real estate company engaged in the multifamily apartment community management, development, construction, acquisition and disposition businesses. We also provide related brokerage and corporate rental housing services. Substantially all of these businesses are conducted through Gables Realty Limited Partnership (the "Operating Partnership"). We control the Operating Partnership through Gables GP, Inc., a wholly-owned subsidiary and the sole general partner of the Operating Partnership. This structure is commonly referred to as an umbrella partnership REIT or "UPREIT." At December 31, 2001, we were an 80.0% economic owner of the common equity of the Operating Partnership. Substantially all of our third-party management businesses are conducted through a wholly-owned subsidiary, Gables Residential Services.

Our limited partnership and indirect general partnership interests in the Operating Partnership entitle us to share in cash distributions from, and in the profits and losses of, the Operating Partnership in proportion to our ownership interest therein and entitles us to vote on all matters requiring a vote of the limited partners. Generally, the other limited partners of the Operating Partnership are persons who contributed their direct or indirect interests in certain properties to the Operating Partnership primarily in connection with the IPO and the 1998 acquisition of the properties and operations of Trammell Crow Residential South Florida ("South Florida"). The Operating Partnership is obligated to redeem each common unit of limited partnership interest ("Unit") held by a person other than us at the request of the holder for an amount equal to the fair market value of one of our common shares at the time of such redemption, provided that we, at our option, may elect to acquire each Unit presented for redemption for one common share or cash. With each redemption, our percentage ownership interest in the Operating Partnership will increase. In addition, whenever we issue common shares or preferred shares, we are obligated to contribute any net proceeds to the Operating Partnership, and the Operating Partnership is obligated to issue an equivalent number of common or preferred units, as applicable, to us.

As of December 31, 2001, we managed a total of 156 multifamily apartment communities comprising 44,453 apartment homes for assets owned by us and our third-party clients. At December 31, 2001, we owned 75 stabilized multifamily apartment communities comprising 21,085 apartment homes, an indirect 25% interest in one stabilized apartment community comprising 345 apartment homes, an indirect 20% interest in four stabilized apartment communities comprising 1,359 apartment homes, and an indirect 8.3% interest in three stabilized apartment communities comprising 1,118 apartment homes. We also owned seven multifamily apartment communities under development or in lease-up at December 31, 2001 that are expected to comprise 1,586 apartment homes upon completion and an indirect 20% interest in five apartment communities under development or in lease-up at December 31, 2001 that are expected to comprise 1,367 apartment homes upon completion. In addition, as of December 31, 2001, we owned parcels of land on which we intend to develop two apartment communities that we currently expect will comprise an estimated 761 apartment homes. We also have rights to acquire additional parcels of land on which we believe we could develop communities. Any future development is subject to permits and other governmental approvals, as well as our ongoing business review, and may not be undertaken or completed.

(Amounts in Thousands, Except Property and Per Share Data)

2. COMMON AND PREFERRED EQUITY ACTIVITY

Secondary Common Share Offerings

Since the IPO, we have issued a total of 14,831 common shares in eight offerings, generating $347,771 in net proceeds which were generally used (1) to reduce outstanding indebtedness under interim financing vehicles utilized to fund our development and acquisition activities and (2) for general working capital purposes, including funding of future development and acquisition activities.

Preferred Share Offerings

On July 24, 1997, we issued 4,600 shares of 8.30% Series A Cumulative Redeemable Preferred Shares (liquidation preference $25.00 per share). The net proceeds from this offering of $111.0 million were used to reduce outstanding indebtedness under interim financing vehicles. The Series A Preferred Shares may be redeemed at $25.00 per share plus accrued and unpaid dividends on or after July 24, 2002. The Series A Preferred Shares have no stated maturity, sinking fund or mandatory redemption, and are not convertible into any other Gables securities.

On June 18, 1998, we issued 180 shares of 5.0% Series Z Cumulative Redeemable Preferred Shares (liquidation preference $25.00 per share) in connection with the acquisition of a parcel of land for future development. The Series Z Preferred Shares, which are subject to mandatory redemption on June 18, 2018, may be redeemed at any time for $25.00 per share plus accrued and unpaid dividends. The Series Z Preferred Shares are not subject to any sinking fund or convertible into any other Gables securities.

Issuances of Common Operating Partnership Units

Since the IPO, the Operating Partnership has issued a total of 4,421 Units in connection with the 1998 acquisition of the real estate assets and operations of South Florida, the acquisition of other operating apartment communities and the acquisition of a parcel of land for future development. The 4,421 Units issued include 470 Units valued at $10.4 million that were issued on January 1, 2000, related to a deferred portion of the South Florida acquisition purchase price.

Issuance of Preferred Operating Partnership Units

On November 12, 1998, the Operating Partnership issued 2,000 of its 8.625% Series B Preferred Units to an institutional investor. The net proceeds from this issuance of $48.7 million were used to reduce outstanding indebtedness under interim financing vehicles. We have the option to redeem the Series B Preferred Units after November 14, 2003. These Units are exchangeable by the holder into 8.625% Series B Cumulative Redeemable Preferred Shares of Gables on a one-for-one basis; however, this exchange right is generally not exercisable until after November 14, 2008. The Series B Preferred Units have no stated maturity, sinking fund or mandatory redemption.

Common Equity Repurchase Program

We have a common equity repurchase program pursuant to which we are authorized to purchase up to $150 million of our outstanding common shares or Units. We have repurchased shares from time to time in open market and privately negotiated transactions, depending on market prices and other conditions, using proceeds from sales of selected assets. Units have also been repurchased for cash upon their presentation for redemption by unitholders. As of December 31, 2001, we had repurchased 3,980 common shares and 287 Units for a total of $102,048.

(Amounts in Thousands, Except Property and Per Share Data)

Shelf Registration Statement

We have an effective shelf registration statement on file with the Securities and Exchange Commission providing $500 million of equity capacity and $300 million of debt capacity. We believe it is prudent to maintain shelf registration capacity in order to facilitate future capital-raising activities. To date, there have been no issuances under this shelf registration statement other than the issuance of $150 million of senior unsecured notes in February 2001.

3. PORTFOLIO AND OTHER FINANCING ACTIVITY

Community and Land Dispositions

During 2001, we sold an apartment community located in Atlanta comprising 386 apartment homes, an apartment community located in Houston comprising 776 apartment homes, an apartment community located in Dallas comprising 536 apartment homes and a 2.5 acre parcel of land adjacent to one of our development communities located in Atlanta. The net proceeds from these sales totaled $93.6 million, $9 million of which was deposited into an escrow account and used to fund acquisition activities. The balance of the net proceeds was used to repay a $16 million note assumed in connection with our September 2001 acquisition of the Gables State Thomas Ravello community and to paydown outstanding borrowings under interim financing vehicles. The total gain from these sales was $35.0 million, all of which was recognized in 2001. In addition, we recognized $0.7 million of deferred gain associated with a parcel of land we sold in 2000 during the year ended December 31, 2001.

During 2001, we contributed our interest in certain land and development rights to the Gables Residential Apartment Portfolio JV Two (the "GRAP JV Two") in return for (1) cash of $18.5 million and (2) capital account credit of $4.6 million (see Note 5). The $2.8 million of gain we will record associated with this contribution is being recognized when earned using the percentage of completion method since we serve as the developer and general contractor for the joint venture. We recognized $1.6 million of this gain during the year ended December 31, 2001.

During 2000, we sold an apartment community located in Dallas comprising 126 apartment homes, an apartment community located in Houston comprising 228 apartment homes, two apartment communities located in San Antonio comprising 544 apartment homes and a parcel of land adjacent to an existing apartment community located in Atlanta. In addition, on December 28, 2000, we sold substantially all of our interests in three apartment communities located in Nashville and Memphis, comprising 1,118 apartment homes, to the CMS Tennessee Multifamily JV (see Note 5). The net proceeds from these sales totaled $142.0 million, $30.2 million of which was deposited into an escrow account and used to fund development and acquisition activities. The balance of the net proceeds was used to (1) repay an $18.6 million note that encumbered one of the assets sold, (2) paydown outstanding borrowings under interim financing vehicles and (3) purchase common shares and Units under our common equity repurchase program. The total gain recognized from these sales in 2000 was $29.5 million. Gain of $0.8 million associated with the land sale was deferred at December 31, 2000 and is being recognized when earned using the percentage of completion method because we serve as the general contractor for the construction of an apartment community on the parcel of land sold.

During 1999, we sold three apartment communities located in Atlanta comprising 676 apartment homes, two apartment communities located in Memphis comprising 490 apartment homes, an apartment community located in Houston comprising 412 apartment homes and an outparcel of land from an existing development community located in Dallas. The net proceeds from these sales totaled $96.7 million and were used to paydown outstanding borrowings under interim financing vehicles and purchase common shares and Units under our common equity repurchase program. The total gain from these sales was $8.9 million.

During 1999, we contributed our interest in certain land and development rights to the Gables Residential Apartment Portfolio JV (the "GRAP JV") in return for (1) cash of $65.1 million and (2) capital account credit of $16.4 million. There was no gain or loss associated with this contribution.

(Amounts in Thousands, Except Property and Per Share Data)

Community Acquisitions

On September 28, 2001, we acquired the 80% membership interest of our venture partner in the GRAP JV in the Gables State Thomas Ravello apartment community located in Dallas comprising 290 apartment homes. In consideration for such community, we paid $12 million in cash and assumed a $16 million secured variable-rate note. This consideration was based on a valuation of the asset of $31 million and is net of our $3 million share of the venture distribution. We recorded a $5 million charge to unusual items in 2001 associated with the write-off of building components that will be replaced in connection with a remediation program to address water infiltration issues plaguing the asset.

On August 28, 2001, we acquired an apartment community located in Washington, D.C. comprising 82 apartment homes for approximately $25 million.

On August 1, 2001, we acquired the 75% interest of our venture partner in the Gables Metropolitan Uptown apartment community located in Houston comprising 318 apartment homes. The asset was valued at approximately $27 million.

On March 30, 2001, we acquired the 80% membership interests of our venture partner in the GRAP JV in the Gables Palma Vista and Gables San Michelle II apartment communities located in South Florida comprising 532 apartment homes for $66 million. This cash consideration was based on a valuation of the assets of $75 million and is net of our $9 million share of the venture distribution.

During the third quarter of 2000, we acquired an apartment community located in Austin comprising 160 apartment homes. In consideration for such community, we paid $6 million in cash and assumed a $14 million secured fixed-rate note.

Other Acquisition

In May 2001, we acquired a property management company based in Washington, D.C. that manages approximately 3,600 units in 24 multifamily apartment communities located in Washington, D.C. and the surrounding area (the "D.C. Management Co."). The total investment is approximately $1.6 million and is structured to be paid in three installments based on results of the acquired business operations.

Senior Unsecured Note Issuance

In February 2001, we issued $150 million of senior unsecured notes which bear interest at 7.25%, were priced to yield 7.29% and mature in February 2006. The net proceeds of $148.5 million were used to reduce borrowings under our unsecured credit facilities and repay our $40 million term loan, which had a November 2001 maturity date.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

We are a fully integrated real estate company engaged in the multifamily apartment community management, development, construction, acquisition and disposition businesses. We also provide related brokerage and corporate rental housing services. Our operating performance relies predominantly on net operating income from the multifamily apartment communities we own, which are located in major markets in Texas, Georgia, Florida, Washington, D.C. and Tennessee.

Basis of Presentation

The accompanying consolidated financial statements include the consolidated accounts of Gables and its subsidiaries, including the Operating Partnership and Gables Residential Services. We consolidate the financial statements of all entities in which we have a controlling financial interest, as that term is defined under

(Amounts in Thousands, Except Property and Per Share Data)

United States generally accepted accounting principles ("GAAP"), through either majority voting interest or contractual agreements. Our investments in non-majority owned and/or non-controlled joint ventures are accounted for using the equity method. Information regarding these unconsolidated joint ventures is included in Note 5. All significant intercompany accounts and transactions have been eliminated in consolidation. The consolidated financial statements have been adjusted for the minority interest of unitholders in the Operating Partnership. Because Units, if presented for redemption, can be exchanged for Gables common shares on a one-for-one basis, minority interest of common unitholders in the Operating Partnership is calculated based on the weighted average of common shares and Units outstanding during the applicable period.

Reclassifications

Certain amounts in the 2000 and 1999 financial statements have been reclassified to conform to the 2001 presentation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Real Estate Assets and Depreciation

Real estate assets are stated at the lower of depreciated cost or fair value, if deemed impaired. The cost of buildings and improvements includes interest, property taxes, insurance and allocated development overhead incurred during the construction period. Ordinary repairs and maintenance are expensed as incurred; major replacements and betterments are capitalized and depreciated over their useful lives. Depreciation is computed on a straight-line basis over the estimated useful lives of 20-40 years for buildings and improvements and 5 years for furniture, fixtures and equipment. We periodically evaluate our real estate assets to determine if there has been any impairment in the carrying value of the assets in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. At December 31, 2001, we did not own any real estate assets that meet the impairment criteria of SFAS No. 121.

Revenue Recognition

Rental: We lease our residential properties under operating leases with terms generally equal to one year or less. Rental income is recognized when earned, which materially approximates revenue recognition on a straight-line basis.

Property management: We provide property management services for properties in which we do not own a controlling interest. Income is recognized when earned.

Development and construction services: We provide development and construction services for properties in which we do not own a controlling interest. Income is recognized when earned using the percentage of completion method.

Cash and Cash Equivalents

For purposes of the statements of cash flows, all investments purchased with an original maturity of three months or less are considered to be cash equivalents.

(Amounts in Thousands, Except Property and Per Share Data)

Restricted Cash

Restricted cash is primarily comprised of residential security deposits, tax escrow funds, repairs and maintenance reserve funds and principal escrow bond funds. In certain situations, we have deposited sales proceeds into escrow accounts to fund development and acquisition activities. At December 31, 2001 and 2000, we had $0.6 million and $8.5 million, respectively, of such escrowed sales proceeds included in restricted cash in the accompanying balance sheets.

Deferred Financing Costs and Amortization

Deferred financing costs include fees and costs incurred to obtain financing and are capitalized and amortized over the terms of the related notes payable.

Interest Rate Protection Agreements

In the ordinary course of business, we are exposed to interest rate risks. We periodically seek input from third-party consultants regarding market interest rate and credit risk in order to evaluate our interest rate exposure. In certain situations, we may utilize derivative financial instruments in the form of rate caps, rate swaps or rate locks to hedge interest rate exposure by modifying the interest rate characteristics of related balance sheet instruments and prospective financing transactions. We do not utilize such instruments for trading or speculative purposes. Derivatives used as hedges must be effective at reducing the risk associated with the exposure being hedged; correlate in nominal amount, rate, and term with the balance sheet instrument being hedged and be designated as a hedge at the inception of the derivative contract.

Lump sum payments made or received at the inception or settlement of derivative instruments designated as hedges are capitalized and amortized as an adjustment to interest expense over the life of the associated balance sheet instrument. Monthly amounts paid or received under rate cap and rate swap hedge agreements are recognized as adjustments to interest expense as incurred. In the event that circumstances arise that indicate that an existing derivative instrument no longer meets the hedge criteria described above, the derivative is marked to market in the statements of operations.

Property Management Expenses

We manage owned properties as well as properties owned by third parties for which we provide services for a fee. Property management expenses have been allocated between owned and third-party properties in the accompanying statements of operations based on the proportionate number of owned and third-party apartment homes managed by us during the applicable periods.

Recent Accounting Pronouncements

In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued, establishing accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the statements of operations, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133, as amended by SFAS No. 137, was effective for us beginning January 1, 2001. The impact of SFAS No. 133 on our financial statements will depend on the extent, type and effectiveness of our hedging activities. SFAS No. 133 could increase volatility in net income and other comprehensive income. We had no derivative instruments in place at December 31, 2001 or for the year then ended.

(Amounts in Thousands, Except Property and Per Share Data)

In June 2001, SFAS No. 141, "Business Combinations," (effective for us July 1, 2001) and SFAS No. 142, "Goodwill and Other Intangible Assets," (effective for us January 1, 2002) were issued. SFAS No. 141 prohibits pooling-of-interests accounting for acquisitions. SFAS No. 142 specifies that goodwill and some intangible assets will no longer be amortized but instead will be subject to periodic impairment testing. We believe that the adoption of SFAS No. 141 and SFAS No. 142 will not have a significant impact on our financial statements.

In August 2001, SFAS No. 143, "Accounting for Asset Retirement Obligations," (effective for us January 1, 2003) was issued. SFAS No. 143 requires that entities recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. We believe that the adoption of SFAS No. 143 will not have a significant impact on our financial statements.

In August 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," (effective for us January 1, 2002) was issued. SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. The statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and among other factors, establishes criteria beyond that previously specified in SFAS No. 121 to determine when a long-lived asset is to be considered as held for sale. We currently believe that the implementation of SFAS No. 144 will require operating results of real estate assets sold to be included in discontinued operations in the statements of operations. We believe that the impairment provisions of SFAS No. 144 are similar to SFAS No. 121 and that the adoption thereof will not have a significant impact on our financial statements.

5. INVESTMENT IN UNCONSOLIDATED JOINT VENTURES

Our interests in the following unconsolidated joint ventures are accounted for using the equity method of accounting:

	Ownership Interest as of December 31,	
Joint Venture	**2001**	2000
Arbors of Harbortown JV ("Harbortown JV")	**25.00%**	25.00%
Gables Residential Apartment Portfolio JV ("GRAP JV")	**20.00%**	20.00%
Gables Residential Apartment Portfolio JV Two ("GRAP JV Two")	**20.00%**	–
CMS Tennessee Multifamily JV ("CMS JV")	**8.26%**	9.00%
Metropolitan Apartments JV	**-**	25.00%

Condensed financial information of the unconsolidated joint ventures is as follows:

	December 31, 2001					December 31, 2000
Balance Sheet Summary:	**Harbor-town**	**GRAP**	**GRAP Two**	**CMS**	**Total**	Total
Real estate assets	**$15,895**	**$141,696**	**$63,022**	**$63,270**	**$283,883**	$337,535
Less: accumulated depreciation	**(4,272)**	**(9,763)**	**(114)**	**(2,541)**	**(16,690)**	(13,815)
Net real estate assets	**11,623**	**131,933**	**62,908**	**60,729**	**267,193**	323,720
Other assets	**2,956**	**3,059**	**892**	**3,120**	**10,027**	10,422
Total assets	**$14,579**	**$134,992**	**$63,800**	**$63,849**	**$277,220**	$334,142
Mortgage debt	**$16,350**	**$ 71,275**	**$18,062**	**$52,100**	**$157,787**	$198,042
Other liabilities	**444**	**2,005**	**6,935**	**1,739**	**11,123**	7,616
Partners' capital	**(2,215)**	**61,712**	**38,803**	**10,010**	**108,310**	128,484
Total liabilities and partners' capital	**$14,579**	**$134,992**	**$63,800**	**$63,849**	**$277,220**	$334,142
Gables' share of mortgage debt	**$ 4,088**	**$ 14,255**	**$ 3,612**	**$ 4,303**	**$ 26,258**	$ 35,620
Gables' investment in JV	**$ 523**	**$ 13,136**	**$ 7,337**	**$ (98)**	**$ 20,898**	$ 24,626

(Amounts in Thousands, Except Property and Per Share Data)

	Years Ended December 31,		
Income Statement Summary:	**2001**	2000	1999
Revenues	**$35,732**	$27,137	$9,991
Property operating and maintenance expense	**14,832**	9,866	3,582
Interest expense	**10,709**	8,337	2,610
Depreciation and amortization expense	**10,556**	7,372	1,854
Other expense	**900**	103	41
Total expenses	**36,997**	25,678	8,087
Net income (loss) before gain on sale	**(1,265)**	1,459	1,904
Gain on sale of real estate assets	**12,170**	–	–
Net income	**$10,905**	$ 1,459	$1,904
Gables' equity in income of JV	**$ 242**	$ 399	$ 478

Arbors of Harbortown JV

The Arbors of Harbortown JV was formed in May 1990 to develop, own and operate the Arbors of Harbortown community located in Memphis comprising 345 apartment homes. We have a 25% ownership interest in this venture. The Arbors of Harbortown apartment community is secured by a $16.4 million tax-exempt bond obligation which bears interest at a variable low-floater rate. The credit enhancement for the bond obligation is provided by our venture partner and expires in May 2006. The maturity date of the underlying bond issue is April 2013. The bond obligation is recourse to us up to $1.0 million. The recourse amount is fully cash-collateralized and held by the venture.

Gables Residential Apartment Portfolio JV

The Gables Residential Apartment Portfolio JV was formed in March 1999 to develop, own and operate eight multifamily apartment communities comprising 2,471 apartment homes located in four of our markets. Since inception, our economic ownership interest in the venture has been 20%. During 1999, we contributed our interest in the land and development rights associated with these eight communities to the venture in return for (1) cash of $65.1 million and (2) capital account credit of $16.4 million.

We serve as the managing member of the venture and have responsibility for all day-to-day operating matters. We also serve as the property manager, developer and general contractor for construction activities. The $238 million capital budget for the development of the eight communities was funded with 50% equity and 50% debt. The equity component was funded 80% by our venture partner and 20% by us. Our portion of the equity was funded through contributions of cash and property. As of December 31, 2001, we had funded our total equity commitment of $23.8 million to the joint venture.

On March 30, 2001, we acquired the membership interests of our venture partner in two of the stabilized communities comprising 532 apartment homes. In April 2001, development and lease-up activities at Gables State Thomas Ravello comprising 290 apartment homes were suspended due to water infiltration issues, and all residents were subsequently relocated. On September 28, 2001, we acquired the membership interests of our venture partner in this community. At December 31, 2001, construction was complete with respect to the remaining five owned communities and all but one of the completed communities had reached a stabilized occupancy level.

Each of the five communities owned by the venture is secured by a construction loan. The construction loans have an initial maturity of March 25, 2002, with two one-year extension options. We expect the construction loans to be extended for a one-year period prior to maturity. As of December 31, 2001, there was an aggregate $71.3 million of indebtedness outstanding under these construction loans which currently bears interest at spreads over LIBOR ranging from 1.45% to 1.65%.

(Amounts in Thousands, Except Property and Per Share Data)

Gables Residential Apartment Portfolio JV Two

The Gables Residential Apartment Portfolio JV Two was formed in March 2001 to develop, own and operate four multifamily apartment communities comprising 1,077 apartment homes, located in three of our markets. Since inception, our economic ownership interest in the venture has been 20%. During 2001, we contributed our interest in the land and development rights associated with these four communities in return for (1) cash of $18.5 million and (2) capital account credit of $4.6 million.

We serve as the managing member of the venture and have responsibility for all day-to-day operating matters. We also serve as the property manager, developer and general contractor for construction activities. The capital budget for the development of the four communities is $109 million which is expected to be funded with equity of $47 million and debt of $62 million. The equity component is being funded 80% by our venture partner and 20% by us. Our portion of the equity will be funded through contributions of cash and property. As of December 31, 2001, we had funded $7.7 million of our budgeted $9.4 million equity commitment to the joint venture.

Three of the four development communities owned by the venture is secured by a construction loan. We expect to close on the construction loan for the fourth development community in the second quarter of 2002. The construction loans have an initial maturity of April 1, 2004, with two one-year extension options. As of December 31, 2001, there was an aggregate $18.1 million of indebtedness outstanding under these construction loans which currently bears interest at a spread over LIBOR of 1.60%.

CMS Tennessee Multifamily JV

In December 2000, we sold substantially all of our interests in three apartment communities located in Nashville and Memphis, comprising 1,118 apartment homes, to the CMS Tennessee Multifamily JV which was created to own and operate these apartment communities. At inception, we had a 1% general partner interest and an 8% limited partner interest in this venture. Our venture partner contributed additional capital to the venture in 2001 which diluted our limited partner interest to 7.26%. Our initial capital investment in the joint venture of $1.0 million has been substantially offset by $1.0 million in deferred gain associated with our minority interest ownership in the underlying assets sold. Each of the three apartment communities owned by the venture is secured by a conventional fixed-rate loan with a maturity of January 2011. As of December 31, 2001, there was an aggregate $52.1 million of indebtedness outstanding under these loans which bears interest at a rate of 7.22%.

Metropolitan Apartments JV

The Metropolitan Apartments JV was formed in December 1993 to develop, own and operate the Gables Metropolitan Uptown community located in Houston comprising 318 apartment homes. We held a 25% ownership interest in this venture through July 31, 2001. On August 1, 2001, we acquired the 75% interest of our venture partner in the Gables Metropolitan Uptown community.

Related-Party Transactions and Relevant Accounting Policies

Management fees for services provided to these unconsolidated joint ventures totaled $1,204, $886 and $347 for the years ended December 31, 2001, 2000 and 1999, respectively. We provide development and construction services to the GRAP JV and GRAP JV Two in return for development and construction fees. We calculate our net development profit associated with these services based on the fees contractually owed us by the venture and the amount of internal overhead associated with the provision of such services that will be charged against those fees. We then recognize into income 80% of the net development profit when earned using the percentage of completion method. The remaining 20% is deferred and classified as a reduction to our investment in joint venture account. As general contractor, we are responsible for funding any construction cost overruns. As general contractor and venture partner, we are entitled to an incentive fee on any construction

(Amounts in Thousands, Except Property and Per Share Data)

cost savings. During 1999, we had accrued $425 in incentive fees from the GRAP JV that were reversed in 2001 as a result of the cost overruns associated with the water infiltration issues at Gables State Thomas Ravello. We recognized net development revenues into income of $(132), $699 and $2,495 for the years ended December 31, 2001, 2000 and 1999, respectively.

We generated a gain of $3.5 million associated with our contribution of land and development rights to the GRAP JV Two. We will recognize 80% or $2.8 million of the gain into income when earned using the percentage of completion method. The $0.7 million in deferred gain has been classified as a reduction to our investment in joint venture account. During the year ended December 31, 2001, we recognized $1.6 million of the $2.8 million gain. We generated a gain of $10.9 million associated with the sale of our real estate asset interests to the CMS JV. We recognized 91% or $9.9 million of the gain into income on the December 2000 sale date. The $1.0 million in deferred gain has been classified as a reduction to our investment in joint venture account. There was no gain or loss associated with the contribution of land and development rights to the GRAP JV.

We record our share of income from unconsolidated joint ventures based on our economic ownership interest therein, after making any necessary adjustments to conform to our accounting policies. The gain on sale of real estate assets at the joint venture level of $12,170 in 2001 pertains entirely to sales from the venture to us. We eliminated our share of the gain on sale in consolidation and, as a result, our equity in income of joint ventures of $242 in 2001 excludes our share of the gain.

Our investment in joint ventures is based on the fair value of our cash and real estate asset contributions thereto and includes capitalized interest on our investment account during the construction period of the underlying real estate assets. Deferrals of any development and construction fees and gains, as applicable, associated with our minority ownership interest in the joint ventures are classified as a reduction to our investment in joint ventures.

The initial basis in the real estate assets we acquired from our joint ventures is equal to the purchase price paid to the venture or venture partner, as applicable, after elimination of our share of any underlying gain. In addition, other outside basis differences associated with capitalized interest and the 20% development and construction fee deferrals are included in real estate assets.

6. NOTES PAYABLE

Notes payable consist of the following:

	December 31, 2001	2000
Unsecured senior notes	**$250,000**	$115,000
Tax-exempt variable-rate notes payable	**170,955**	160,155
Secured conventional fixed-rate notes payable	**139,143**	141,100
Unsecured variable-rate credit facilities	**132,904**	108,617
Unsecured conventional fixed-rate notes payable	**114,919**	116,190
Tax-exempt fixed-rate notes payable	**69,310**	80,290
Unsecured variable-rate term loan	**-**	40,000
Secured variable-rate loan	**-**	4,575
Total notes payable	**$877,231**	$765,927

Unsecured Senior Notes

In March 1998, we issued $100,000 of senior unsecured notes which bear interest at 6.80%, were priced to yield 6.84%, and mature in March 2005. In October 1998, we issued (1) $50,000 of senior unsecured notes

(Amounts in Thousands, Except Property and Per Share Data)

which bore interest at 6.55%, were priced to yield 6.59%, and matured in October 2000 and (2) $15,000 of senior unsecured notes which bore interest at 6.60%, were priced at par, and matured in October 2001. We repaid the $50,000 and $15,000 notes at maturity. In February 2001, we issued $150,000 of senior unsecured notes which bear interest at 7.25%, were priced to yield 7.29% and mature in February 2006.

Tax-Exempt Variable-Rate Notes Payable Totaling $44,930

At December 31, 2001 and 2000, the variable-rate mortgage notes payable securing tax-exempt bonds totaling $44,930 were comprised of four loans, each of which is collateralized by an apartment community included in real estate assets. These bonds bear interest at variable rates of interest, adjusted weekly based upon a negotiated rate. The interest rates in effect at December 31, 2001 and 2000 were 1.6% and 4.9%, respectively. Effective interest rates were 2.7%, 4.2% and 3.3% for the years ended December 31, 2001, 2000 and 1999, respectively. The bonds are currently enhanced by four letters of credit provided by a letter of credit facility entered into in October 1997. The fee for the letters of credit under this facility is 0.95% per annum. The letter of credit facility has an initial term of five years with unlimited one-year extension options. We have exercised the first of our one-year extension options resulting in a maturity date for the facility of October 2003. Three of the underlying bond issues mature in December 2007 and the fourth matures in August 2024.

Tax-Exempt Variable-Rate Notes Payable Totaling $126,025 and $115,225, respectively

On April 1, 1998, we assumed five variable-rate bond issues totaling $105,140 in connection with the South Florida acquisition. On August 15, 2000, we refunded a $10,085 bond issue that we assumed in connection with the South Florida acquisition from a fixed rate of 4.75% to a variable rate. On April 1, 2001, we refunded a $10,800 bond issue that we assumed in connection with the South Florida acquisition from a fixed rate of 4.75% to a variable rate. At December 31, 2001 and 2000, the interest rates on these variable-rate bonds ranged from 1.4% to 1.5% (weighted average of 1.5%) and 4.5% to 4.7% (weighted average of 4.6%), respectively. Effective interest rates averaged 2.7%, 4.2% and 3.3% for the years ended December 31, 2001, 2000 and 1999, respectively. These bond issues are enhanced by letters of credit provided by a letter of credit facility entered into on April 1, 1998 (the "South Florida Enhancement Facility"). The fee for the letters of credit is 1.0% per annum. The South Florida Enhancement Facility has an initial term of ten years with three five-year extension options and is collateralized by (1) each apartment community induced for tax-exempt financing for which a letter of credit is issued and outstanding and (2) two additional communities. The maturity dates of the underlying bond issues range from December 2005 to April 2036.

Secured Conventional Fixed-Rate Notes Payable

At December 31, 2001 and 2000, the fixed-rate notes payable were comprised of nine loans collateralized by 12 apartment communities included in real estate assets. The interest rates on these notes payable range from 6.75% to 8.77% (weighted average of 7.71%) and the maturity dates range from February 2004 to December 2015. Principal amortization payments are required for eight of the nine loans based on amortization schedules ranging from 25 to 30 years.

$225 Million Credit Facility

We have a $225 million unsecured revolving credit facility that is provided by a consortium of banks. The facility currently has a maturity date of May 2004 with a one-year extension option. Borrowings under the facility currently bear interest at our option of LIBOR plus 0.85% or prime minus 0.25%. Such scheduled interest rates may be adjusted up or down based on changes in our senior unsecured credit ratings. We may also enter into competitive bid loans with participating banks for up to $112.5 million at rates below the scheduled rates. In addition, there is an annual facility fee currently equal to 0.20% of the $225 million commitment.

(Amounts in Thousands, Except Property and Per Share Data)

Availability under the facility, which is based on the value of our unencumbered real estate assets as compared to the amount of our unsecured indebtedness, was $219 million at December 31, 2001. As of December 31, 2001, we had $80,000 in borrowings outstanding under the facility and, therefore, had $139,000 of remaining capacity on the $219 million commitment. As of December 31, 2000, we had $70,000 in borrowings outstanding under the facility.

$75 Million Borrowing Facility

At December 31, 2000, we had a $50 million unsecured borrowing facility with a bank. In connection with the extension of the April 2001 maturity date to April 2002, the availability under the facility was increased to $75 million. The interest rate and maturity date related to each draw on this facility is agreed to by both parties prior to each draw. We expect the facility to be renewed for an additional one-year term at maturity. At December 31, 2001 and 2000, we had $52,192 and $38,194, respectively, in borrowings outstanding under this facility at an interest rate of 2.7% and 7.3%, respectively.

$25 Million Credit Facility

We have a $25 million unsecured revolving credit facility with a bank that currently bears interest at LIBOR plus 0.85%. The facility currently has a maturity date of October 2002 with unlimited one-year extension options. We had $712 and $423 in borrowings outstanding under this facility at December 31, 2001 and 2000, respectively.

Unsecured Conventional Fixed-Rate Notes Payable

At December 31, 2001 and 2000, the unsecured fixed-rate notes payable totaling $114,919 and $116,190, respectively, were comprised of four loans. The interest rates on these notes payable range from 5.25% to 8.62% (weighted average of 8.32%) and the maturity dates range from December 2002 to November 2018. Principal amortization payments are required based on amortization schedules ranging from 20 to 30 years.

Tax-Exempt Fixed-Rate Notes Payable

At December 31, 2001 and 2000, the tax-exempt fixed-rate indebtedness was comprised of three and four loans, respectively. One loan outstanding at December 31, 2001 and 2000 has a principal balance of $48,365 and is collateralized by three communities induced for tax-exempt financing and three additional communities. Principal amortization payments based on a 30-year amortization schedule are required on a monthly basis. These payments are retained in an escrow account and are not applied to reduce the outstanding principal balance of the loan. Principal payments through December 31, 2001 and 2000 are included in restricted cash in the accompanying balance sheets. The note payable bears interest at 6.38% and matures in August 2004. The three underlying tax-exempt bond issues mature in August 2024. The second loan, with an outstanding principal balance of $11,120 and $11,300 as of December 31, 2001 and 2000, respectively, represents a tax-exempt bond financing secured by one apartment community. The bond issue, which has a maturity of January 2025, was credit enhanced for an annual fee of 0.60% and bears interest at 7.03%. Monthly escrow payments are required each year based on the annual principal payment due to the bondholders.

On April 1, 1998, we assumed three bond issues totaling $30,710 in connection with the South Florida acquisition. One of these bond issues for $10,085 was refunded on August 15, 2000 from a fixed rate of 4.75% to a variable rate. The second bond issue for $10,800 was refunded on April 1, 2001 from a fixed rate of 4.75% to a variable rate and is enhanced by a letter of credit provided by the South Florida Enhancement Facility previously described. The third bond issue, which initially bore interest at 5.75%, was refunded in May 1999 to a fixed rate of 4.65% and is now enhanced by the South Florida Enhancement Facility. The maturity date of the remaining fixed-rate bond issue at December 31, 2001 is February 2004. The bonds do not require principal amortization payments.

(Amounts in Thousands, Except Property and Per Share Data)

Unsecured Variable-Rate Term Loan

At December 31, 2000, we had a $40,000 unsecured variable-rate term loan which bore interest at our option of LIBOR plus 0.80% or prime minus 0.25%. This loan was repaid in February 2001 with proceeds of the $150,000 senior unsecured note issuance.

Maturities

The aggregate maturities of notes payable at December 31, 2001 are as follows:

2002	$ 86,072
2003	47,892
2004	212,460
2005	119,831
2006	206,241
2007 and thereafter	204,735
Total	$877,231

The indebtedness outstanding under each of our credit facilities is reflected in the preceding table using the May 2004 maturity date of our $225 million credit facility. We have an option to extend the maturity date of our $225 million credit facility to May 2005, which is exercisable in May 2002.

Restrictive Covenants

Certain of our debt agreements contain customary representations, covenants and events of default, including covenants which restrict the ability of the Operating Partnership to make distributions in excess of stated amounts, which in turn restricts our discretion to declare and pay dividends. In general, during any fiscal year, the Operating Partnership may only distribute up to 95% of its consolidated income available for distribution (as defined in the related agreement), exclusive of distributions of capital gains for such year. The applicable debt agreements contain exceptions to these limitations to allow the Operating Partnership to make any distributions necessary to allow us to maintain our status as a REIT. We do not anticipate that this provision will adversely effect the ability of the Operating Partnership to make distributions or our ability to declare dividends, under our current dividend policy.

The tax-exempt bonds contain certain covenants which require a certain percentage of the apartments in such communities be rented to individuals based upon income levels specified by U.S. government programs, as defined.

Pledged Assets

The aggregate net book value at December 31, 2001 of real estate assets pledged as collateral for indebtedness was $485,188.

7. COMMITMENTS AND CONTINGENCIES

Office Leases

We are party to office operating leases with various terms. Future minimum lease payments and rent expense for such leases are not material.

Contingencies

The various entities comprising Gables are subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are generally covered by insurance. While the resolution of these

(Amounts in Thousands, Except Property and Per Share Data)

matters cannot be predicted with certainty, we believe that the final outcome of such matters will not have a material adverse effect on our financial position or results of our operations.

8. DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Disclosure about the estimated fair value of financial instruments is based on pertinent information available to us as of December 31, 2001 and 2000. Such amounts have not been comprehensively revalued for purposes of these financial statements since those dates and current estimates of fair value may differ significantly from the amounts presented herein.

Cash Equivalents

We estimate that the fair value of cash equivalents approximates carrying value due to the relatively short maturity of these instruments.

Notes Payable

Notes payable with an aggregate carrying value of $877,231 and $765,927 had an estimated fair value of $847,685 and $749,515 at December 31, 2001 and 2000, respectively. The estimated fair value of our notes payable is based on a discounted cash flow analysis using current borrowing rates for notes payable with similar terms and remaining maturities.

9. EARNINGS PER SHARE

Basic earnings per share are computed based on net income available to common shareowners and the weighted average number of common shares outstanding. Diluted earnings per share reflect the assumed issuance of common shares under our share option and incentive plan and upon conversion of Units. The numerator and denominator used for both basic and diluted earnings per share computations are as follows:

	Years Ended December 31,		
	2001	2000	1999
Basic and diluted income available to common shareowners (numerator):			
Net income – basic	**$55,074**	$57,579	$42,601
Minority interest of common unitholders in Operating Partnership	**14,249**	16,359	10,348
Amortization of discount on long-term liability settled in January 2000	**-**	–	686
Net income – diluted	**$69,323**	$73,938	$53,635
Common shares (denominator):			
Average shares outstanding – basic	**23,890**	23,694	25,991
Incremental shares from assumed conversions of:			
Outstanding common Units	**6,263**	6,671	6,286
Share options	**155**	70	41
Units issuable upon settlement of long-term liability in January 2000	**-**	–	470
Other	**6**	4	8
Average shares outstanding – diluted	**30,314**	30,439	32,796

(Amounts in Thousands, Except Property and Per Share Data)

Options to purchase 1,130 and 1,557 shares were outstanding at December 31, 2000 and 1999, respectively, but were not included in the computation of diluted earnings per share because the effect was anti-dilutive. There were no anti-dilutive options outstanding at December 31, 2001.

10. SEGMENT REPORTING

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Our chief operating decision maker is our senior management group.

We own, operate and develop multifamily apartment communities in major markets located in Texas, Georgia, Florida, Washington, D.C. and Tennessee. Such apartment communities generate rental revenue and other income through the leasing of apartment homes to a diverse base of residents. We evaluate the performance of each of our apartment communities on an individual basis. However, because each of the apartment communities has similar economic characteristics, residents, and products and services, they have been aggregated into one reportable segment. This segment comprises 96%, 95% and 95% of our total revenues for the years ended December 31, 2001, 2000 and 1999, respectively.

The primary financial measure for our reportable business segment is net operating income ("NOI"), which represents total property revenues less property operating and maintenance expenses (as reflected in the accompanying statements of operations). Accordingly, NOI excludes certain expenses included in the determination of net income. Current year NOI is compared to prior year NOI and current year budgeted NOI as a measure of financial performance. The NOI yield or return on total capitalized costs is an additional measure of financial performance. NOI from apartment communities totaled $156,920, $154,345 and $155,121 for the years ended December 31, 2001, 2000 and 1999, respectively. All other segment measurements are disclosed in our consolidated financial statements.

We also provide management, brokerage, corporate apartment home and development and construction services to third parties. These operations, on an individual and aggregate basis, do not meet the quantitative thresholds for segment reporting per SFAS No. 131.

11. INCOME TAXES

We have elected to be taxed as a REIT under the Internal Revenue Code. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we currently distribute at least 90% of the REIT's ordinary taxable income to shareowners. It is our current intention to adhere to these requirements and maintain our REIT status. As a REIT, we generally will not be subject to federal income tax on distributed taxable income. Even if we qualify as a REIT, we may be subject to certain state and local taxes on our income and real estate assets, and to federal income and excise taxes on our undistributed taxable income. No provision for federal income taxes has been made in the accompanying consolidated financial statements because we had distributions in excess of our taxable income in each of the three years in the period ended December 31, 2001.

We utilize Gables Residential Services, a taxable REIT subsidiary, to provide management and other services to third parties that a REIT may be prohibited from providing. Taxable REIT subsidiaries are subject to federal, state and local income taxes. The tax attributes of Gables Residential Services are immaterial to the accompanying consolidated financial statements.

(Amounts in Thousands, Except Property and Per Share Data)

Reconciliation of Net Income to Taxable Income

Taxable income differs from net income reported for financial reporting purposes due to differences in the estimated useful lives and methods used to compute depreciation and the carrying value (basis) of the investment in real estate assets, among other things. Taxable gain on real estate sales can also differ from gain reported for financial reporting purposes due to the use of like-kind exchanges that result in deferral of all or a portion of the gain for tax purposes.

As discussed in Note 1, the REIT conducts substantially all of its operations through the Operating Partnership. For income tax reporting purposes, the REIT receives an allocable share of the Operating Partnership's ordinary income and capital gains based on its weighted average ownership interest therein adjusted for certain specially allocated items. In addition, taxable income of the Operating Partnership excludes taxable income or loss of Gables Residential Services. The REIT's allocable share of the Operating Partnership's taxable income for the years ended December 31, 2001, 2000 and 1999 is detailed below:

	2001 (estimate)	2000 (actual)	1999 (actual)
REIT share of Operating Partnership taxable ordinary income (subject to REIT dividend requirement)	**$46,019**	$47,364	$50,335
REIT share of Operating Partnership taxable capital gains	**9,333**	10,295	5,323
REIT total taxable income	**$55,352**	$57,659	$55,658
Cash dividends paid, including preferred	**$65,700**	$61,455	$63,341

Income Tax Characterization of Dividends Paid to Common Shareowners

The income tax characterization of dividends paid to common shareowners is based on the calculation of taxable earnings and profits, as defined in the Internal Revenue Code. Taxable earnings and profits differ from taxable income due primarily to differences in the estimated useful lives and methods used to compute depreciation and in the recognition of gain on sale of real estate assets. For income tax purposes, dividends paid to common shareowners consist of ordinary income, capital gains, return of capital or a combination thereof. Dividends paid per common share were taxable as follows:

	Years Ended December 31,					
	2001		2000		1999	
	$	**%**	$	%	$	%
Ordinary income	**$1.587**	**67.8%**	$1.726	78.7%	$1.578	75.9%
Return of capital	**0.431**	**18.4%**	0.089	4.0%	0.376	18.1%
Capital gains	**0.256**	**11.0%**	0.172	7.8%	0.042	2.0%
Unrecaptured Section 1250 gain	**0.066**	**2.8%**	0.208	9.5%	0.084	4.0%
Total	**$2.340**	**100.0%**	$2.195	100.0%	$2.080	100.0%

12. PROFIT SHARING PLAN

Eligible employees may participate in a profit sharing plan pursuant to Section 401(k) of the Internal Revenue Code. Under the plan, employees may defer a portion of their salary on a pre-tax basis. We also have the discretion to make matching contributions, currently equal to 50% of an employee's first 4% salary deferral contribution. Expenses under this plan for the years ended December 31, 2001, 2000 and 1999 were not material.

(Amounts in Thousands, Except Property and Per Share Data)

During January 1996, we added the Gables Residential Trust Stock Fund as an investment option for the plan. The fund is comprised of Gables' common shares. In connection with the addition of this fund to the plan, 100 common shares were registered for issuance under the plan. The plan trustee will purchase Gables' common shares for the fund at the direction of the plan investment committee, either on the open market or directly from us.

13. SHARE BUILDER PLAN

In January 1995, we adopted a dividend reinvestment and share purchase program pursuant to which shareowners could elect to reinvest dividends in additional common shares at a 2% discount to the then current market price of common shares, and purchase additional common shares for cash (up to $20 per quarter) at 100% of the then-current market price (the "Share Builder Plan").

As of December 31, 1999, we had issued all of the 500 shares registered for issuance under the Share Builder Plan. Given our capital market strategy to repurchase shares under our common equity repurchase program, we resolved not to establish a new Share Builder Plan at that time. Accordingly, effective with the first quarter dividend payable on March 31, 2000, shareowners no longer had a dividend reinvestment option available.

14. 1994 SHARE OPTION AND INCENTIVE PLAN AND OTHER SHARE GRANTS

We adopted the 1994 Share Option and Incentive Plan to provide incentives to officers, employees and non-employee trustees. The plan provides for the grant of options to purchase a specified number of common shares or the grant of restricted or unrestricted common shares. The total number of shares reserved for issuance under the plan, as amended, is the greater of 2,953 shares or 9% of the total number of outstanding common shares and Units. At December 31, 2001, the number of shares reserved for issuance was 2,953. The number of common shares that may be issued as restricted or unrestricted shares is equal to 50% of the number of shares available for issuance under the plan at such time.

To date, options have been granted with an exercise price equal to the fair value of Gables' common shares on the dates the options were granted. The options granted are generally exercisable in installments over three years, beginning one year after the date of grant. At December 31, 2001, 1,196 common shares are subject to outstanding options granted to Gables' officers, employees and trustees. These outstanding options have exercise prices ranging from $19.125 to $27.95 and a weighted average remaining contractual life of 6.3 years at December 31, 2001.

A summary of the options activity for the years ended December 31, 2001, 2000 and 1999 is as follows:

	2001		2000		1999	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**1,794**	**$25.52**	2,051	$25.29	2,022	$25.39
Granted	**13**	**27.95**	20	24.50	210	23.88
Forfeited	**(13)**	**26.02**	(71)	26.45	(125)	26.08
Exercised	**(598)**	**25.34**	(206)	22.77	(56)	21.96
Outstanding at end of year	**1,196**	**$25.64**	1,794	$25.52	2,051	$25.29
Exercisable at end of year	**716**	**$25.14**	1,129	$25.10	926	$24.06

(Amounts in Thousands, Except Property and Per Share Data)

We account for share options issued under the plan in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," under which no compensation cost has been recognized since all options have been granted with an exercise price equal to the fair value of Gables' common shares on the date of grant. Had compensation cost for these plans been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," our net income and earnings per share would have been reduced to the following pro forma amounts:

		2001	2000	1999
Net income available to common shareowners:	As Reported	$55,074	$57,579	$42,601
	Pro Forma	54,636	56,943	41,906
Basic earnings per share:	As Reported	$ 2.30	$ 2.43	$ 1.64
	Pro Forma	2.29	2.40	1.61
Diluted earnings per share:	As Reported	$ 2.29	$ 2.43	$ 1.64
	Pro Forma	2.27	2.40	1.61

Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

The weighted average fair value of options granted is $3.18, $2.62 and $2.36 for 2001, 2000 and 1999, respectively. The fair value of each option grant as of the date of grant has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions for grants in 2001, 2000 and 1999, respectively: risk-free interest rates of 5.12%, 6.71% and 5.69%; expected lives of 5.20, 5.83 and 6.86; dividend yields of 8.62%, 9.27% and 8.88% and expected volatility of 27%, 25% and 25%.

We have made the following grants of unrestricted shares and restricted shares:

Grant Date	Unrestricted Shares Granted	Restricted Shares Granted	Per Share Grant Value	Vesting Period for Restricted Shares
02-97	23	46	$25.8750	Two equal annual installments, beginning 1-1-98
02-98	13	40	26.6875	Three equal annual installments, beginning 1-1-99
04-98	3	9	27.0625	Three equal annual installments, beginning 4-1-99
02-99	11	34	23.2500	Three equal annual installments, beginning 1-1-00
02-99	5	9	23.2500	Two equal annual installments, beginning 1-1-00
04-99	9	19	21.9375	Two equal annual installments, beginning 4-1-00
11-99	2	16	24.6250	One installment, on 12-1-02
01-00	12	36	22.6250	Three equal annual installments, beginning 1-1-01
03-00	6	20	21.8750	Three equal annual installments, beginning 1-1-01
03-00	3	5	21.8750	Two equal annual installments, beginning 1-1-01
10-00	2	13	25.8125	One installment, on 12-1-03
02-01	12	36	27.3000	Three equal annual installments, beginning 1-1-02
02-01	1	2	27.3000	Two equal annual installments, beginning 1-1-02
10-01	2	13	26.9500	One installment, on 12-1-04
02-02	24	47	29.7500	Three equal installments, beginning 1-1-03

(Amounts in Thousands, Except Property and Per Share Data)

All of the share grants have been made under the plan with the exception of the February 2001 and February 2002 grants, which were satisfied with shares acquired by us pursuant to our common equity repurchase program.

The value of the unrestricted shares granted is accrued as long-term compensation expense in the year the related service was provided. Upon issuance of the share grants, (1) the value of the shares issued is recorded to the additional paid-in capital component of shareowners' equity, after relieving the treasury shares component of shareowners' equity for share grants issued out of treasury and (2) the value of the restricted shares is recorded to the deferred long-term compensation component of shareowners' equity. Such deferred compensation is amortized ratably over the term of the vesting period.

15. UNUSUAL ITEMS

Unusual items of $8,847 in 2001 are comprised of (1) a $5,006 charge associated with the write-off of building components at Gables State Thomas Ravello that will be replaced in connection with a remediation program, (2) $2,200 of severance charges, (3) $920 in reserves associated with certain technology investments and (4) $721 of abandoned real estate pursuit costs resulting from recent events that have impacted the U.S. economy. Unusual items of $2,800 in 1999 relate to severance charges.

The $2,200 severance charge in 2001 is associated with organizational changes adopted in the fourth quarter of 2001, including (1) the departure of the chief investment officer effective January 1, 2002, who became entitled to severance benefits in accordance with the terms of his employment agreement and (2) the departure of two senior vice presidents effective in early 2002. These severance costs will be paid in 2002 and include approximately $400 of deferred compensation related to the accelerated vesting of restricted shares unvested at the effective date of separation and approximately $700 related to the modification of certain outstanding share options to extend the exercise period and accelerate the vesting thereof.

The $2,800 severance charge in 1999 is associated with organizational changes resulting from management succession directives, including the departure of the former chairman and chief executive officer effective January 1, 2000 and the departure of the former chief operating officer effective May 21, 1999, who became entitled to severance benefits in accordance with the terms of their employment agreements. Severance costs paid in 1999 and 2000 totaled $1,440 and $1,360, respectively, and included $214 and $336, respectively, of deferred compensation related to the accelerated vesting of restricted shares unvested at the effective date of separation.

16. RELATED-PARTY TRANSACTIONS

Transactions with our unconsolidated joint ventures are disclosed in Note 5.

During the third quarter of 2000, we acquired an apartment community located in Austin comprising 160 apartment homes from a partnership in which our chairman, president and chief executive officer held a 15% limited partnership interest. In consideration for such community, we paid $5.7 million in cash and assumed a $14.1 million secured fixed-rate note. The purchase price and other terms of this transaction were negotiated at arms' length between us and representatives of the seller.

(Amounts in Thousands, Except Property and Per Share Data)

17. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Quarterly financial information for the years ended December 31, 2001 and 2000 is as follows:

	Year Ended December 31, 2001			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$58,155	$61,578	$63,179	$62,268
Gain on sale of real estate assets	1,638	7,966	515	27,211
Unusual items	400	-	6,247	2,200
Net income	11,240	17,448	6,237	29,920
Net income available to common shareowners	8,797	15,006	3,794	27,477
Net income per common share – basic	0.38	0.63	0.16	1.13
Net income per common share – diluted	0.38	0.62	0.16	1.13

	Year Ended December 31, 2000			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$60,526	$60,633	$60,257	$60,677
Gain on sale of real estate assets	–	–	19,310	10,157
Net income	11,479	11,324	25,642	18,905
Net income available to common shareowners	9,036	8,882	23,199	16,462
Net income per common share – basic[(a)]	0.37	0.37	1.00	0.71
Net income per common share – diluted[(a)]	0.37	0.37	1.00	0.71

(a) The total of the four quarterly amounts for net income per share does not equal the net income per share for the year ended December 31, 2000. The difference results from the use of a weighted average to compute the number of shares outstanding for each quarter and for the year.

18. SUBSEQUENT EVENTS

In January 2002, we sold two apartment communities in Houston comprising 502 apartment homes and a parcel of land adjacent to one of the communities sold. The net proceeds from these sales totaled $38 million and were used to paydown outstanding borrowings under our credit facilities. The total gain from these sales was $11 million.

To Gables Residential Trust:

We have audited the accompanying consolidated balance sheets of Gables Residential Trust and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareowners' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the management of Gables Residential Trust. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gables Residential Trust and subsidiaries as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Atlanta, Georgia
March 8, 2002

Community	Number of Apartment Homes	December 31, 2001 Occupancy	December 31, 2001 Scheduled Rent Per Unit	December 31, 2001 Scheduled Rent Per Square Foot
Houston, TX				
Gables Austin Colony	237	98%	$ 953	$0.98
Gables Bradford Place	372	97%	710	0.82
Gables Bradford Pointe	360	93%	720	0.94
Gables Champions	404	99%	835	0.92
Gables CityPlaza	246	99%	954	1.08
Gables Cityscape	252	98%	997	1.17
Gables CityWalk/Waterford Square	317	97%	999	1.24
Gables Edgewater	292	95%	858	0.97
Gables Lions Head	277	98%	774	0.92
Gables Metropolitan Uptown	318	91%	1,114	1.22
Gables Meyer Park I	345	95%	960	1.12
Gables Meyer Park II[a]	296	–	1,117	1.12
Gables White Oak (JV)[a]	186	–	952	1.09
Gables New Territory	256	94%	938	1.03
Gables of First Colony	324	98%	987	0.99
Gables Piney Point	246	98%	1,002	1.08
Gables Pin Oak Green	581	94%	1,065	1.04
Gables Pin Oak Park	474	94%	1,097	1.08
Gables Raveneaux (JV)	382	95%	1,014	0.97
Gables Rivercrest I	140	99%	768	0.91
Gables Rivercrest II	140	96%	754	0.89
Gables Windmill Landing	259	95%	729	0.84
Total	6,704	96%	$ 937	$1.02
Atlanta, GA				
Briarcliff Gables	104	95%	$1,196	$0.96
Buckhead Gables	162	94%	890	1.18
Dunwoody Gables	311	93%	915	0.98
Gables Cityscape	182	96%	946	1.14
Gables Metropolitan I (JV)	435	91%	1,217	1.09
Gables Metropolitan II (JV)[a]	274	–	–	–
Gables Mill	438	91%	906	0.98
Gables Montclair[a]	183	–	1,624	0.87
Gables Northcliff	82	93%	1,285	0.82
Gables Paces[a]	80	–	–	–
Gables Vinings	315	92%	1,088	1.02
Gables Walk	310	91%	1,161	0.98
Gables Wood Arbor	140	84%	796	0.87
Gables Wood Crossing	268	87%	777	0.81
Gables Wood Glen	380	88%	741	0.75
Gables Wood Knoll	312	92%	773	0.78
Lakes at Indian Creek	603	91%	684	0.75
Rock Springs Estates[b]	290	94%	936	0.92
Roswell Gables I	384	94%	956	0.88
Roswell Gables II	284	94%	956	0.81
Spalding Gables	252	90%	978	0.99
Wildwood Gables[b]	546	94%	993	0.87
Total	6,335	92%	$ 953	$0.90
South FL				
Cotton Bay	444	97%	$ 763	$0.78
Gables Boca Place[b]	180	90%	1,045	1.07
Gables Boynton Beach I	252	95%	986	0.82
Gables Boynton Beach II	296	93%	981	0.81
Gables Crestwood (JV)[a]	290	–	1,077	0.85
Gables Grande Isle (JV)	320	96%	1,003	0.94
Gables Kings Colony	480	98%	890	1.00
Gables Mizner on the Green	246	92%	1,725	1.36
Gables Palma Vista	189	93%	1,608	1.11
Gables San Michele I	249	93%	1,525	1.14
Gables San Michele II	343	95%	1,505	1.09
Gables San Remo	180	94%	1,320	0.72
Gables Town Colony	172	93%	904	1.05
Gables Town Place	312	95%	896	1.07
Gables Wellington	222	96%	1,049	0.78

Community	Number of Apartment Homes	December 31, 2001 Occupancy	December 31, 2001 Scheduled Rent Per Unit	December 31, 2001 Scheduled Rent Per Square Foot
South FL (continued)				
Hampton Lakes	300	96%	$ 799	$0.76
Hampton Place	368	95%	785	0.82
Mahogany Bay	328	96%	827	0.82
Vinings at Hampton Village	168	97%	877	0.73
Total	5,339	95%	$1,049	$0.93
Dallas, TX				
Gables at Pearl Street	108	97%	$1,346	$1.24
Gables CityPlace	232	96%	1,381	1.31
Gables Ellis Street[a]	245	–	–	–
Gables Green Oaks	300	91%	863	0.90
Gables Mirabella	126	97%	1,196	1.31
Gables State Thomas Ravello[a]	290	–	–	–
Gables San Raphael (JV)	222	95%	964	1.07
Gables Spring Park	188	97%	981	0.93
Gables State Thomas Townhomes[a]	177	–	1,792	1.20
Gables Turtle Creek	150	97%	1,197	1.19
Gables Valley Ranch	319	97%	956	0.94
Total	2,357	95%	$1,139	$1.09
Austin, TX				
Gables at the Terrace	308	88%	$1,201	$1.27
Gables Barton Creek	160	91%	1,561	1.34
Gables Bluffstone	256	88%	1,166	1.18
Gables Central Park	273	100%	1,318	1.40
Gables Great Hills	276	91%	891	1.07
Gables Park Mesa	148	93%	1,230	1.13
Gables Town Lake	256	93%	1,359	1.45
Total	1,677	92%	$1,225	$1.27
Memphis, TN				
Arbors of Harbortown (JV)	345	88%	$856	$0.87
Gables Cordova	464	94%	689	0.74
Gables Stonebridge (JV)	500	93%	689	0.78
Total	1,309	92%	$733	$0.79
Orlando, FL				
Gables Celebration	231	85%	$1,194	$1.03
Gables Chatham Square[c]	448	100%	–	–
Gables North Village[a]	315	–	1,254	0.83
The Commons at Little Lake Bryan[c]	280	100%	–	–
Total	1,274	96%	$1,228	$0.90
Nashville, TN				
Brentwood Gables (JV)	254	91%	$894	$0.79
Gables Hendersonville (JV)	364	91%	688	0.73
Gables Hickory Hollow I	272	91%	649	0.71
Gables Hickory Hollow II	276	91%	648	0.69
Total	1,166	91%	$714	$0.73
Tampa, FL				
Gables West Park Village I (JV)[a]	320	–	$1,067	$0.79
Gables West Park Village II (JV)[a]	297	–	–	–
Total	617	–	$1,067	$0.79
Washington, D.C.				
Gables Dupont Circle	82	99%	$2,392	$2.46
Total	82	99%	$2,392	$2.46
Portfolio Total	26,860	94%	$ 991	$0.97

[a] Represents a community under development or lease-up.

[b] Represents a community in renovation; therefore, occupancy is based on units available for lease.

[c] Represents a community leased to a single user group pursuant to a triple net master lease. Accordingly, scheduled rent data is not reflected, as it is not comparable to the rest of Gables' portfolio.

Corporate Offices

Gables Residential Trust, 2859 Paces Ferry Road
Suite 1450, Atlanta, Georgia 30339
(770) 436-4600
Visit Gables Residential at our Web site:
www.gables.com
We can be reached at our e-mail address:
corporate@gables.com

Independent Auditors

Arthur Andersen LLP
Atlanta, Georgia

Corporate Counsel

Goodwin Procter LLP
Boston, Massachusetts

Transfer Agent and Registrar

EquiServe Trust Company, N.A.
c/o EquiServe, Inc.
P.O. Box 43010
Providence, Rhode Island 02940-3010
(800) 730-6001
www.equiserve.com

Stock Exchange Listing

New York Stock Exchange

Trading Symbol

GBP

Annual Meeting

The 2002 annual meeting of shareowners will be held at 10:00 a.m. local time, on May 24th at The Vinings Club, located in the office building of Gables' headquarters at 2859 Paces Ferry Road, Atlanta, Georgia 30339.

Form 10-K

A copy of Gables' Form 10-K for the year ended December 31, 2001, including financial statement schedules, as filed with the Securities and Exchange Commission, can be accessed at our Web site, www.gables.com, or will be furnished without charge to shareowners upon written request to the Director of Investor Relations, Gables Residential Trust, 2859 Paces Ferry Road, Suite 1450, Atlanta, Georgia 30339.

Common Share Prices and Dividends Paid

The following table sets forth the high and low sales prices of Gables' common shares for the periods indicated, as reported by the New York Stock Exchange, and the quarterly dividends per share.

Quarter Ended	High	Low	Dividend Declared	Quarter Ended	High	Low	Dividend Declared
March 31, 2001	**$29.13**	**$26.61**	**$0.5675**	March 31, 2000	$23.75	$21.44	$0.5300
June 30, 2001	**29.95**	**27.26**	**0.5675**	June 30, 2000	26.25	22.44	0.5300
September 30, 2001	**31.25**	**28.66**	**0.6025**	September 30, 2000	29.31	25.56	0.5675
December 31, 2001	**30.92**	**26.25**	**0.6025**	December 31, 2000	28.94	24.62	0.5675

On March 15, 2002, the last reported sale price of the common shares on the NYSE was $30.65 per share.

As of March 15, 2002, there were approximately 665 shareowners of record. This number excludes individual shareowners holding stock under nominee security position listings. Gables had 24,712,941 common shares outstanding as of March 15, 2002.



Seated, left to right: *Chris D. Wheeler and Lauralee E. Martin;* Standing, left to right: *Mike E. Miles, John W. McIntyre, James D. Motta, Marcus E. Bromley and C. Jordan Clark*

Designed and produced by Corporate Reports Inc./Atlanta
Printed on recycled paper.
Front cover photography by Steve Hinds



GABLES RESIDENTIAL

2859 Paces Ferry Road
Suite 1450
Atlanta, Georgia 30339
770-436-4600

www.gables.com

1276-AR-02